05058495

SEC
JUN 2 4 2005
1086

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| Financial Asset Securities Corp. | 0001330726 |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| Form 8-K, June 17, 2005 , Series 2005-A | 333-121661-20 |

SOUNDVIEW HOME LOAN TRUST ~~2005~~ 2005-A

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 27 2005 E
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed ~~on its~~ behalf by the undersigned hereunto duly authorized.

Dated: June 22, 2005, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ______________________________

Name:

Title:

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# z_svhe05a_mkt - Stack Price/Yield

| | |
|---|---|
| Settle | 6/23/2005 |
| First Payment | 7/25/2005 |

| | M1 | M2 | M3 | M4 | M5 |
|---|---|---|---|---|---|
| Price | 100 | 100 | 100 | 100 | 100 |
| Principal Writedown | 0.07% | 0.05% | 0.40% | 0.16% | 0.39% |
| ollat Group Loss (Collat Maturity) | 35.58% | 31.62% | 29.06% | 26.61% | 24.38% |
| roup Liquidation (Collat Maturity) | 35.58% | 31.62% | 29.06% | 26.61% | 24.38% |
| Default | 23.44 CDR | 20.07 CDR | 18.02 CDR | 16.14 CDR | 14.5 CDR |
| Loss Severity | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 |
| Delinq | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# z_svhe05a_mkt - St

Settle
First Payment

| | M6 | M7 | M8 | M9 | M10 |
|---|---|---|---|---|---|
| Price | 100 | 100 | 100 | 100 | 100 |
| Principal Writedown | 0.51% | 2.00% | 0.69% | 0.49% | 0.68% |
| ɔllat Group Loss (Collat Maturity) | 22.10% | 20.03% | 18.14% | 16.28% | 14.59% |
| roup Liquidation (Collat Maturity) | 22.10% | 20.03% | 18.14% | 16.28% | 14.59% |
| Default | 12.89 CDR | 11.48 CDR | 10.23 CDR | 9.04 CDR | 7.99 CDR |
| Loss Severity | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 |
| Delinq | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## Computational Materials Disclaimer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by the Placement Agent in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by the Placement Agent and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment and loss assumptions, and changes in such prepayment and loss assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments or losses on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither the Placement Agent nor any of their affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting the Placement Agent.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately and return the original to such party by mail.

# z_svhe05a_mkt - St

Settle
First Payment

| | M11 | B1 | B2 | B3 | B4 |
|---|---|---|---|---|---|
| Price | 100 | 100 | 100 | 100 | 100 |
| Principal Writedown | 1.33% | 0.34% | 1.08% | 0.66% | 2.78% |
| ›llat Group Loss (Collat Maturity) | 12.98% | 10.96% | 9.33% | 7.80% | 6.70% |
| roup Liquidation (Collat Maturity) | 12.98% | 10.96% | 9.33% | 7.80% | 6.70% |
| Default | 7.02 CDR | 5.83 CDR | 4.9 CDR | 4.05 CDR | 3.45 CDR |
| Loss Severity | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 |
| Delinq | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**Soundview Asset-Backed Pass-Through Certs., 2005-A**
**NetWAC Schedule**

FRM PPC: 50%
ARM PPC: 50%
Enable Call: Yes

(1) Assumes the 1-month LIBOR remains constant at 3.09%.
(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

ʀate plus the percentage calculated as cashflow from the Yield Maintenance Agreement
ɿual rate assuming the bond balances as the denominator.

| Period | Effective NetWAC1 (1)(2) | NetWAC1 (2)(3) | Cap Period | Cap Balance | Cap Strike | Cap Ceiling |
|---|---|---|---|---|---|---|
| 1 | 9.30 | 10.00 | 1 | 650,000,000 | 9.298115 | 10.000000 |
| 2 | 9.60 | 10.00 | 2 | 641,638,454 | 9.598009 | 10.000000 |
| 3 | 9.60 | 10.00 | 3 | 632,541,130 | 9.597964 | 10.000000 |
| 4 | 9.92 | 10.00 | 4 | 622,729,322 | 9.917849 | 10.000000 |
| 5 | 9.60 | 10.00 | 5 | 612,227,605 | 9.597873 | 10.000000 |
| 6 | 9.92 | 10.00 | 6 | 601,063,064 | 9.917756 | 10.000000 |
| 7 | 9.60 | 10.00 | 7 | 589,531,569 | 9.597777 | 10.000000 |
| 8 | 9.60 | 10.00 | 8 | 578,209,473 | 9.597731 | 10.000000 |
| 9 | 10.63 | 10.63 | 9 | 0 | 0.000000 | 0.000000 |
| 10 | 9.60 | 10.00 | 10 | 556,200,572 | 9.597637 | 10.000000 |
| 11 | 9.92 | 10.00 | 11 | 545,505,965 | 9.917509 | 10.000000 |
| 12 | 9.60 | 10.00 | 12 | 535,012,794 | 9.597540 | 10.000000 |
| 13 | 9.92 | 10.00 | 13 | 524,717,305 | 9.917408 | 10.000000 |
| 14 | 9.60 | 10.00 | 14 | 514,615,814 | 9.597441 | 10.000000 |
| 15 | 9.60 | 10.00 | 15 | 504,704,703 | 9.597391 | 10.000000 |
| 16 | 9.92 | 10.00 | 16 | 494,980,423 | 9.917251 | 10.000000 |
| 17 | 9.60 | 10.00 | 17 | 485,439,491 | 9.597287 | 10.000000 |
| 18 | 9.92 | 10.00 | 18 | 476,078,486 | 9.917143 | 10.000000 |
| 19 | 9.60 | 10.00 | 19 | 466,894,053 | 9.597181 | 10.000000 |
| 20 | 9.60 | 10.00 | 20 | 457,880,636 | 9.597134 | 10.000000 |
| 21 | 10.63 | 10.63 | 21 | 0 | 0.000000 | 0.000000 |
| 22 | 9.60 | 10.00 | 22 | 440,360,965 | 9.597037 | 10.000000 |
| 23 | 9.92 | 10.00 | 23 | 431,848,423 | 9.916887 | 10.000000 |
| 24 | 9.60 | 10.00 | 24 | 423,496,646 | 9.596937 | 10.000000 |
| 25 | 9.92 | 10.00 | 25 | 415,302,634 | 9.916782 | 10.000000 |
| 26 | 9.60 | 10.00 | 26 | 407,263,443 | 9.596834 | 10.000000 |
| 27 | 9.60 | 10.00 | 27 | 399,376,182 | 9.596781 | 10.000000 |
| 28 | 9.92 | 10.00 | 28 | 391,638,014 | 9.916619 | 10.000000 |
| 29 | 9.60 | 10.00 | 29 | 384,046,154 | 9.596674 | 10.000000 |
| 30 | 9.92 | 10.00 | 30 | 376,597,871 | 9.916507 | 10.000000 |
| 31 | 9.60 | 10.00 | 31 | 369,290,483 | 9.596564 | 10.000000 |
| 32 | 9.60 | 10.00 | 32 | 362,121,358 | 9.596508 | 10.000000 |
| 33 | 10.26 | 10.26 | 33 | 0 | 0.000000 | 0.000000 |
| 34 | 9.60 | 10.00 | 34 | 348,187,611 | 9.596393 | 10.000000 |
| 35 | 9.92 | 10.00 | 35 | 341,417,966 | 9.916212 | 10.000000 |
| 36 | 9.60 | 10.00 | 36 | 334,776,535 | 9.596274 | 10.000000 |
| 37 | 9.92 | 10.00 | 37 | 328,260,922 | 9.916087 | 10.000000 |
| 38 | 9.60 | 10.00 | 38 | 321,868,775 | 9.596152 | 10.000000 |
| 39 | 9.60 | 10.00 | 39 | 315,597,785 | 9.596090 | 10.000000 |
| 40 | 9.92 | 10.00 | 40 | 309,445,686 | 9.915894 | 10.000000 |
| 41 | 9.60 | 10.00 | 41 | 303,410,256 | 9.595963 | 10.000000 |
| 42 | 9.92 | 10.00 | 42 | 297,489,311 | 9.915761 | 10.000000 |
| 43 | 9.60 | 10.00 | 43 | 291,680,710 | 9.595832 | 10.000000 |
| 44 | 9.60 | 10.00 | 44 | 285,982,352 | 9.595765 | 10.000000 |
| 45 | 10.62 | 10.62 | 45 | 0 | 0.000000 | 0.000000 |
| 46 | 9.60 | 10.00 | 46 | 274,908,148 | 9.595629 | 10.000000 |
| 47 | 9.92 | 10.00 | 47 | 269,528,291 | 9.915411 | 10.000000 |
| 48 | 9.60 | 10.00 | 48 | 264,250,653 | 9.595488 | 10.000000 |
| 49 | 9.92 | 10.00 | 49 | 259,073,318 | 9.915264 | 10.000000 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 50 | 9.60 | 10.00 | 50 | 253,994,409 | 9.595344 | 10.000000 |
| 51 | 9.60 | 10.00 | 51 | 249,012,082 | 9.595270 | 10.000000 |
| 52 | 9.92 | 10.00 | 52 | 244,124,529 | 9.915035 | 10.000000 |
| 53 | 9.60 | 10.00 | 53 | 239,329,974 | 9.595119 | 10.000000 |
| 54 | 9.91 | 10.00 | 54 | 234,626,674 | 9.914876 | 10.000000 |
| 55 | 9.59 | 10.00 | 55 | 230,017,762 | 9.594993 | 10.000000 |
| 56 | 9.59 | 10.00 | 56 | 225,496,868 | 9.594946 | 10.000000 |
| 57 | 10.62 | 10.62 | 57 | 0 | 0 | 0.000000 |
| 58 | 9.59 | 10.00 | 58 | 216,711,717 | 9.594848 | 10.000000 |
| 59 | 9.91 | 10.00 | 59 | 212,444,264 | 9.914625 | 10.000000 |
| 60 | 9.59 | 10.00 | 60 | 208,258,143 | 9.594748 | 10.000000 |
| 61 | 9.91 | 10.00 | 61 | 204,151,830 | 9.91452 | 10.000000 |
| 62 | 9.59 | 10.00 | 62 | 200,123,827 | 9.594644 | 10.000000 |
| 63 | 9.59 | 10.00 | 63 | 196,172,665 | 9.594591 | 10.000000 |
| 64 | 9.91 | 10.00 | 64 | 192,296,904 | 9.914355 | 10.000000 |
| 65 | 9.59 | 10.00 | 65 | 188,495,127 | 9.594483 | 10.000000 |
| 66 | 9.91 | 10.00 | 66 | 184,765,947 | 9.914241 | 10.000000 |
| 67 | 9.59 | 10.00 | 67 | 181,108,000 | 9.594371 | 10.000000 |
| 68 | 9.59 | 10.00 | 68 | 177,519,950 | 9.594313 | 10.000000 |
| 69 | 10.62 | 10.62 | 69 | 0 | 0 | 0.000000 |
| 70 | 9.59 | 10.00 | 70 | 170,548,313 | 9.594196 | 10.000000 |
| 71 | 9.91 | 10.00 | 71 | 167,162,175 | 9.91394 | 10.000000 |
| 72 | 9.59 | 10.00 | 72 | 163,840,827 | 9.594075 | 10.000000 |
| 73 | 9.91 | 10.00 | 73 | 160,583,053 | 9.913813 | 10.000000 |
| 74 | 9.59 | 10.00 | 74 | 157,387,659 | 9.593949 | 10.000000 |
| 75 | 9.59 | 10.00 | 75 | 154,253,470 | 9.593885 | 10.000000 |
| 76 | 9.91 | 10.00 | 76 | 151,179,338 | 9.913614 | 10.000000 |
| 77 | 9.59 | 10.00 | 77 | 148,164,132 | 9.593754 | 10.000000 |
| 78 | 9.91 | 10.00 | 78 | 145,206,744 | 9.913477 | 10.000000 |
| 79 | 9.59 | 10.00 | 79 | 142,306,086 | 9.593619 | 10.000000 |
| 80 | 9.59 | 10.00 | 80 | 139,461,092 | 9.593549 | 10.000000 |
| 81 | 10.26 | 10.26 | 81 | 0 | 0 | 0.000000 |
| 82 | 9.59 | 10.00 | 82 | 133,933,924 | 9.593407 | 10.000000 |
| 83 | 9.91 | 10.00 | 83 | 131,249,712 | 9.913113 | 10.000000 |
| 84 | 9.59 | 10.00 | 84 | 128,617,090 | 9.593261 | 10.000000 |
| 85 | 9.91 | 10.00 | 85 | 126,035,085 | 9.912959 | 10.000000 |
| 86 | 9.59 | 10.00 | 86 | 123,502,745 | 9.593109 | 10.000000 |
| 87 | 9.59 | 10.00 | 87 | 121,019,132 | 9.593032 | 10.000000 |
| 88 | 9.91 | 10.00 | 88 | 118,583,330 | 9.912718 | 10.000000 |
| 89 | 9.59 | 10.00 | 89 | 116,194,437 | 9.592873 | 10.000000 |
| 90 | 9.91 | 10.00 | 90 | 113,851,569 | 9.912552 | 10.000000 |
| 91 | 9.59 | 10.00 | 91 | 111,553,857 | 9.592709 | 10.000000 |
| 92 | 9.59 | 10.00 | 92 | 109,300,451 | 9.592625 | 10.000000 |
| 93 | 10.62 | 10.62 | 93 | 0 | 0 | 0.000000 |
| 94 | 9.59 | 10.00 | 94 | 104,923,228 | 9.592453 | 10.000000 |
| 95 | 9.91 | 10.00 | 95 | 102,797,785 | 9.912111 | 10.000000 |
| 96 | 9.59 | 10.00 | 96 | 100,713,397 | 9.592276 | 10.000000 |
| 97 | 9.91 | 10.00 | 97 | 98,669,289 | 9.911924 | 10.000000 |
| 98 | 9.59 | 10.00 | 98 | 96,664,700 | 9.592092 | 10.000000 |
| 99 | 9.59 | 10.00 | 99 | 94,698,883 | 9.591998 | 10.000000 |
| 100 | 9.91 | 10.00 | 100 | 92,771,107 | 9.911633 | 10.000000 |
| 101 | 9.59 | 10.00 | 101 | 90,880,652 | 9.591805 | 10.000000 |
| 102 | 9.91 | 10.00 | 102 | 89,026,812 | 9.91143 | 10.000000 |
| 103 | 9.59 | 10.00 | 103 | 87,208,896 | 9.591606 | 10.000000 |
| 104 | 9.59 | 10.00 | 104 | 85,426,225 | 9.591504 | 10.000000 |
| 105 | 10.62 | 10.62 | 105 | 0 | 0 | 0.000000 |
| 106 | 9.59 | 10.00 | 106 | 81,963,960 | 9.591295 | 10.000000 |
| 107 | 9.91 | 10.00 | 107 | 80,283,072 | 9.910895 | 10.000000 |
| 108 | 9.59 | 10.00 | 108 | 78,634,834 | 9.591079 | 10.000000 |
| 109 | 9.91 | 10.00 | 109 | 77,018,631 | 9.910668 | 10.000000 |
| 110 | 9.59 | 10.00 | 110 | 75,433,854 | 9.590856 | 10.000000 |
| 111 | 9.59 | 10.00 | 111 | 73,879,908 | 9.590742 | 10.000000 |
| 112 | 9.91 | 10.00 | 112 | 72,356,210 | 9.910313 | 10.000000 |
| 113 | 9.59 | 10.00 | 113 | 70,862,186 | 9.590507 | 10.000000 |
| 114 | 9.91 | 10.00 | 114 | 69,397,306 | 9.910066 | 10.000000 |
| 115 | 9.59 | 10.00 | 115 | 67,972,773 | 9.59049 | 10.000000 |
| 116 | 9.59 | 10.00 | 116 | 66,576,029 | 9.590594 | 10.000000 |
| 117 | 10.62 | 10.62 | 117 | 0 | 0 | 0.000000 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# z_svhe05a_mkt - Stack Price/Yield

| | |
|---|---|
| Settle | 6/23/2005 |
| First Payment | 7/25/2005 |
| LIBOR_1MO | 3.09000 |

| A1 | 5PPC | 10PPC | 15PPC | 20PPC | 25PPC | 30PPC |
|---|---|---|---|---|---|---|
| Price | 100 | 100 | 100 | 100 | 100 | 100 |
| WAL | 8.75 | 6.72 | 5.42 | 4.53 | 3.88 | 3.38 |
| Payment Window | 1 - 348 | 1 - 343 | 1 - 334 | 1 - 320 | 1 - 298 | 1 - 273 |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# z_svhe05a_mkt - Stack Price/Yield

Settle 6/23/2005
First Payment 7/25/2005
LIBOR_1MO 3.09000

| A1 | 5PPC | 10PPC | 15PPC | 20PPC | 25PPC | 30PPC |
|---|---|---|---|---|---|---|
| Price | 100 | 100 | 100 | 100 | 100 | 100 |
| WAL | 8.59 | 6.57 | 5.28 | 4.43 | 3.82 | 3.34 |
| Payment Window | 1 - 222 | 1 - 197 | 1 - 174 | 1 - 174 | 1 - 174 | 1 - 174 |
| Optional Redemption | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# z_svhe05a_mkt - Stack Price/Yield

| | |
|---|---|
| Settle | 6/23/2005 |
| First Payment | 7/25/2005 |
| LIBOR_1MO | 3.09000 |

| | 5 CPR | 10 CPR | 15 CPR | 20 CPR | 25 CPR | 30 CPR |
|---|---|---|---|---|---|---|
| **A1** | | | | | | |
| Price | 100 | 100 | 100 | 100 | 100 | 100 |
| WAL | 5.80 | 3.76 | 2.69 | 2.03 | 1.30 | 1.05 |
| Payment Window | 1 - 182 | 1 - 174 | 1 - 152 | 1 - 116 | 1 - 92 | 1 - 30 |
| Optional Redemption | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) | Call (Y) |

# z_svhe05a_mkt - Stack Price/Yield

| | |
|---|---|
| Settle | 6/23/2005 |
| First Payment | 7/25/2005 |
| LIBOR_1MO | 3.09000 |

| | 5 CPR | 10 CPR | 15 CPR | 20 CPR | 25 CPR | 30 CPR |
|---|---|---|---|---|---|---|
| **A1** | | | | | | |
| Price | 100 | 100 | 100 | 100 | 100 | 100 |
| WAL | 5.96 | 3.82 | 2.75 | 2.12 | 1.34 | 1.05 |
| Payment Window | 1 - 339 | 1 - 298 | 1 - 234 | 1 - 197 | 1 - 174 | 1 - 30 |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# z_svhe05a_mkt_pp - Stack Price/Yield

| | |
|---|---|
| Settle | 6/23/2005 |
| First Payment | 7/25/2005 |

| | M2 | M2 | M2 Lib + 200 | M2 Lib + 200 | M4 | M4 | M4 Lib + 200 | M4 Lib + 200 |
|---|---|---|---|---|---|---|---|---|
| Price | 100 | 100 | 100 | 100 | 100 | 100 | 100 | 100 |
| WAL | 5.07 | 7.86 | 5.27 | 8.33 | 6.21 | 9.60 | 6.42 | 10.16 |
| Principal Writedown | 0.09% | 0.12% | 0.25% | 0.17% | 0.28% | 0.06% | 0.02% | 0.30% |
| Total Collat Group Loss (Collat Maturity) | 32.96% | 36.51% | 30.25% | 32.52% | 28.02% | 31.72% | 25.16% | 27.50% |
| otal Collat Group Liquidation (Collat Maturity) | 32.96% | 36.51% | 30.25% | 32.52% | 28.02% | 31.72% | 25.16% | 27.50% |
| | 23.57 SDR | 17.11 SDR | 20.84 SDR | 14.39 SDR | 18.74 SDR | 13.88 SDR | 16.22 SDR | 11.37 SDR |
| | 100 PPC | 65 PPC | 100 PPC | 65 PPC | 100 PPC | 65 PPC | 100 PPC | 65 PPC |
| Loss Severity | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# SoundView Home Loan Trust 2005-A

## $650,000,000 (Approximate)

**Financial Asset Securities Corp.**
Depositor

**Countrywide Home Loans Servicing LP and GMAC Mortgage Corporation**
Servicers

RBS Greenwich Capital
Underwriter

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

***Preliminary Term Sheet*** ***Date Prepared: May 23, 2005***

# $650,000,000 (Approximate)

## SoundView Home Loan Trust 2005-A

| Class[1,2,3] | Principal Amount ($) | WAL (Years) Call/Mat[4] | Payment Window (Mths) Call/Mat[4] | Expected Rating Moody's/Fitch | Assumed Final Distribution Date | Certificate Type |
|---|---|---|---|---|---|---|
| A | $418,600,000 | 0.84 / 0.84 | 1-22 / 1-22 | Aaa/AAA | April 2035 | Floating Rate Senior |
| M-1 | $30,550,000 | 4.28 / 5.38 | 22-54 / 22-122 | Aa1/AA+ | April 2035 | Floating Rate Subordinate |
| M-2 | $28,275,000 | 3.58 / 3.94 | 34-54 / 34-115 | Aa2/AA+ | April 2035 | Floating Rate Subordinate |
| M-3 | $18,200,000 | 3.33 / 3.69 | 31-54 / 31-112 | Aa3/AA+ | April 2035 | Floating Rate Subordinate |
| M-4 | $17,225,000 | 3.24 / 3.59 | 29-54 / 29-110 | A1/AA | April 2035 | Floating Rate Subordinate |
| M-5 | $15,600,000 | 3.18 / 3.53 | 28-54 / 28-107 | A2/AA | April 2035 | Floating Rate Subordinate |
| M-6 | $15,600,000 | 3.15 / 3.49 | 27-54 / 27-105 | A3/AA- | April 2035 | Floating Rate Subordinate |
| M-7 | $13,975,000 | 3.12 / 3.46 | 26-54 / 26-103 | Baa1/A+ | April 2035 | Floating Rate Subordinate |
| M-8 | $12,350,000 | 3.11 / 3.44 | 26-54 / 26-100 | Baa2/A | April 2035 | Floating Rate Subordinate |
| M-9 | $12,025,000 | 3.08 / 3.41 | 25-54 / 25-98 | Baa3/A- | April 2035 | Floating Rate Subordinate |
| M-10 [5] | $11,050,000 | Not Marketed Hereby | | NR/BBB+ | April 2035 | Floating Rate Subordinate |
| M-11 [5] | $10,725,000 | | | NR/BBB | April 2035 | Floating Rate Subordinate |
| B-1 [5] | $13,650,000 | | | NR/BBB- | April 2035 | Floating Rate Subordinate |
| B-2 [5] | $11,375,000 | | | NR/BB+ | April 2035 | Floating Rate Subordinate |
| B-3 [5] | $11,050,000 | | | NR/BB | April 2035 | Floating Rate Subordinate |
| B-4 [5] | $9,750,000 | | | NR/BB- | April 2035 | Floating Rate Subordinate |
| **Total:** | **$650,000,000** | | | | | |

*(1) The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (the "Offered Certificates") are backed primarily by the cash flow from a pool of fixed-rate, second-lien Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

*(2) The Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Class A Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates will increase by 1.5x on the first Distribution Date after the clean-up call date.*

*(3) See "Net WAC Rate" herein.*

*(4) See "Pricing Prepayment Speed" herein.*

*(5) The Class M-10, Class M-11, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers"*

| | |
|---|---|
| *Depositor:* | Financial Asset Securities Corp. |
| *Servicers:* | Countrywide Home Loans Servicing LP will be servicer of all loans originated by Countrywide and GMAC Mortgage Corporation will be the servicer of all loans not originated by Countrywide Home Loan, Inc. |
| *Underwriter:* | Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***"). |
| *Trustee/Custodian:* | [Deutsche Bank National Trust Company.] |
| *Originators*: | Countrywide Home Loans, Inc., Aames Capital Corporation, Fremont Investment & Loan, Meritage Mortgage Corporation, E-Loan, Inc. and First National Bank of Nevada. |

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

| | |
|---|---|
| *Certificates:* | The Class A Certificates (the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, the "***Class B Certificates***", together with the Class M Certificates the "***Subordinate Certificates***", and together with the Senior Certificates, the "***Certificates***"). The Senior Certificates along with the Class M Certificates (other than the Class M-10 and Class M-11 Certificates) are referred to herein as the "***Offered Certificates.***"<br><br>The Trust will also issue the Class C, Class X, Class P and Class R Certificates, none of which will be publicly offered. |
| *Federal Tax Status:* | The Certificates will represent ownership of REMIC regular interests for tax purposes. |
| *Registration:* | The Certificates will be available in book-entry form through DTC, and only upon request, through Clearstream, Luxembourg and the Euroclear System. |
| *Cut-off Date:* | The close of business on June 1, 2005. |
| *Expected Pricing Date:* | On or about May [26], 2005. |
| *Expected Closing Date:* | On or about June 23, 2005. |
| *Distribution Date:* | The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2005. |
| *Accrued Interest:* | The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat). |
| *Interest Accrual Period:* | The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). |
| *ERISA Eligibility:* | The Certificates are expected to be ERISA eligible. |
| *SMMEA Eligibility:* | The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA. |
| *Optional Termination:* | The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. |
| *Denomination:* | $25,000 minimum and multiples of $1 in excess thereafter. |
| *Pricing Prepayment Speed:* | The Certificates will be priced based on the following collateral prepayment assumption:<br><br>(100% PPC: 10% - 40% CPR over 12 months, 40% thereafter). |

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

*Mortgage Loans:* As of the Cut-off Date, the aggregate scheduled principal balance of the mortgage loans described herein is assumed to be approximately $650,000,000 (the "***Mortgage Loans***"), consisting of a pool of fixed-rate, fully-amortizing and balloon, second-lien mortgage loans. See the attached collateral descriptions for additional information on the Mortgage Loans.

*Adjusted Net Mortgage Rate:* The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of the servicing fee rate and the trustee fee rate.

*Pass-Through Rate:* The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

*Formula Rate:* The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

*Maximum Cap:* The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Net WAC Rate:* The "***Net WAC Rate***" on each class of Certificates will be the equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.

*Net WAC Rate Carryover Amount:* If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on LIBOR plus the applicable margin over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

*Yield Maintenance Agreement:* On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates to the extent necessary on the Distribution Dates occurring from July 2005 to December 2009. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

*Monthly Servicer Advances:* The Servicer is required to advance interest only (net of the servicing fee) for any delinquent Mortgage Loan, but is not required to make any advance the Servicer deems to be nonrecoverable.

*Charge-off Policy:* Any Mortgage Loan delinquent more than 180 days will be generally charged off. Any recoveries of principal and interest on any of the Mortgage Loans will be distributed solely to the holders of the Class X Certificates.

*Credit Enhancement:* Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

*Credit Support:*

| Class | Rating (M/F) | Initial Credit Enhancement | Target Credit Enhancement Before Stepdown Date | Target Credit Enhancement On or After Stepdown Date |
|---|---|---|---|---|
| A | Aaa/AAA | 35.60% | 40.45% | 80.90% |
| M-1 | Aa1/AA+ | 30.90% | 35.75% | 71.50% |
| M-2 | Aa2/AA+ | 26.55% | 31.40% | 62.80% |
| M-3 | Aa3/AA+ | 23.75% | 28.60% | 57.20% |
| M-4 | A1/AA | 21.10% | 25.95% | 51.90% |
| M-5 | A2/AA | 18.70% | 23.55% | 47.10% |
| M-6 | A3/AA- | 16.30% | 21.15% | 42.30% |
| M-7 | Baa1/A+ | 14.15% | 19.00% | 38.00% |
| M-8 | Baa2/A | 12.25% | 17.10% | 34.20% |
| M-9 | Baa3/A- | 10.40% | 15.25% | 30.50% |
| M-10 | NR/BBB+ | 8.70% | 13.55% | 27.10% |
| M-11 | NR/BBB | 7.05% | 11.90% | 23.80% |
| B-1 | NR/BBB- | 4.95% | 9.80% | 19.60% |
| B-2 | NR/BB+ | 3.20% | 8.05% | 16.10% |
| B-3 | NR/BB | 1.50% | 6.35% | 12.70% |
| B-4 | NR/BB- | 0.00% | 4.85% | 9.70% |

*Excess Cashflow:* The "Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

*Subordination:* If the Excess Cashflow and overcollateralization are insufficient to cover Realized Losses, the certificate principal balances of the Subordinate Certificates will be reduced by such Realized Losses in reverse order of seniority

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

*Overcollateralization Amount:*

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to zero. To the extent the Overcollateralization Amount is below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

*Required Overcollateralization Amount:*

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 4.85% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

  (a) 9.70% of the current principal balance of the Mortgage Loans;

  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

*Stepdown Date:*

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and

(ii) the later to occur of

  (x) the Distribution Date occurring in July 2008 and

  (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 80.90%.

*Credit Enhancement Percentage:*

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

*Delinquency Trigger Event:*

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [16.00]% of the current Credit Enhancement Percentage.

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

*Loss Trigger Event:*

A "***Loss Trigger Event***" is in effect any Distribution Date, if the cumulative defaulted Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

| Distribution Date | Percentage |
|---|---|
| July 2007 – June 2008 | [3.25]% for the first month plus an additional 1/12th of [3.75]% for each month thereafter |
| July 2008 – June 2009 | [7.00]% for the first month plus an additional 1/12th of [4.00]% for each month thereafter |
| July 2009 – June 2010 | [11.00]% for the first month plus an additional 1/12th of [3.00]% for each month thereafter |
| July 2010 – June 2011 | [14.00]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter |
| July 2011 and thereafter | [15.00]% |

*Trigger Event:*

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

*Realized Losses:*

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, second to the Class B-3, third to the Class B-2 Certificates, fourth to the Class B-1 Certificates, fifth to the Class M-11 Certificates, sixth to the Class M-10 Certificates, seventh to the Class M-9 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-7 Certificates, tenth to the Class M-6 Certificates, eleventh to the Class M-5 Certificates, twelfth to the Class M-4 Certificates, thirteenth to the Class M-3 Certificates, fourteenth to the Class M-2 Certificates, and fifteenth, to the Class M-1 Certificates.

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

*Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, net of servicing and trustee fees, as follows: first to pay monthly interest plus any previously unpaid interest to the Senior Certificates, second, to pay monthly interest to the Class M-1 Certificates, third, monthly interest to the Class M-2 Certificates, fourth, monthly interest to the Class M-3 Certificates, fifth, monthly interest to the Class M-4 Certificates, sixth, monthly interest to the Class M-5 Certificates, seventh, monthly interest to the Class M-6 certificates, eighth, monthly interest to the Class M-7 Certificates, ninth, monthly interest to the Class M-8 Certificates, tenth, monthly interest to the Class M-9 Certificates, eleventh, monthly interest to the Class M-10 Certificates, twelfth, monthly interest to the Class M-11 Certificates, thirteenth, monthly interest to the Class B-1, Certificates, fourteenth, monthly interest to the Class B-2 Certificates, fifteenth, monthly interest to the Class B-3 Certificates and sixteenth monthly interest to the Class B-4 Certificates..
2) Principal funds, as follows: monthly principal to the Class A Certificates, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 as described under "Principal Paydown", then monthly principal to the Class M-6 as described under "Principal Paydown", then monthly principal to the Class M-7 as described under "Principal Paydown", then monthly principal to the Class M-8 as described under "Principal Paydown", then monthly principal to the Class M-9 as described under "Principal Paydown", then monthly principal to the Class M-10 as described under "Principal Paydown", then monthly principal to the Class M-11 as described under "Principal Paydown", then monthly principal to the Class B-1 as described under "Principal Paydown", then monthly principal to the Class B-2 as described under "Principal Paydown", then monthly principal to the Class B-3 as described under "Principal Paydown" and then monthly principal to the Class B-4 as described under "Principal Paydown".

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

3) Excess Cashflow as follows: as principal to the Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class M-11 Certificates, then any unpaid applied Realized Loss amount to the Class M-11 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates, then any unpaid applied Realized Loss amount to the Class B-3 Certificates, then any previously unpaid interest to the Class B-4 Certificates, then any unpaid applied Realized Loss amount to the Class B-4 Certificates.
4) From the proceeds of the Yield Maintenance Agreement, to pay any Net WAC Rate Carryover Amount *pro rata* based on the aggregate principal balance of the Certificates.
5) To the extent available, any remaining Excess Cashflow to pay any remaining Net WAC Rate Carryover Amount, first to the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certficatess, then to the Class M-11 Certficatess, then to the Class B-1 Certficates, then to the Class B-2 Certficatess, then to the Class B-3 Certficatess, and then, to the Class B-4 Certficates
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

*This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*

*Principal Paydown:*

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates. If the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificate, 10) Class M-10 Certificates, 11) Class M-11 Certificates, 12) Class B-1 Certificates, 13) Class B-2 Certificates, 14) Class B-3 Certificates and 15) Class B-4 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, such that the Class A Certificates will have at least 80.90% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 71.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 62.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 57.20% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 51.90% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 47.10% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 42.30% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 38.00% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 34.20% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 30.50% credit enhancement, eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 27.10% credit enhancement, twelfth, to the Class M-11 Certificates such that the Class M-11 Certificates will have at least 23.80% credit enhancement, thirteenth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 19.60% credit enhancement, fourteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 16.10% credit enhancement, fifteenth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 12.70% credit enhancement, and sixteenth, to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 9.70% credit enhancement (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

*This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.*

## Breakeven Losses

| **Class** | **M-1** | **M-2** | **M-3** | **M-4** | **M-5** |
|---|---|---|---|---|---|
| **Rating (M/F)** | Aa1/AA+ | Aa2/AA+ | Aa3/AA+ | A1/AA | A2/AA |
| **Loss Severity** | 100% | 100% | 100% | 100% | 100% |
| **Default** | 24.59 CDR | 21.19 CDR | 19.11 CDR | 17.21 CDR | 15.55 CDR |
| **Collateral Loss** | 36.87% | 32.97% | 30.44% | 28.02% | 25.82% |

| **Class** | **M-6** | **M-7** | **M-8** | **M-9** |
|---|---|---|---|---|
| **Rating (M/F)** | A3/AA- | Baa1/A+ | Baa2/A | Baa3/A- |
| **Loss Severity** | 100% | 100% | 100% | 100% |
| **Default** | 13.92 CDR | 12.47 CDR | 11.23 CDR | 10.02 CDR |
| **Collateral Loss** | 23.57% | 21.49% | 19.66% | 17.81% |

***Assumptions:***

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 6 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

# Weighted Average Life Tables

**Class A To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.13 | 0.99 | 0.84 | 0.73 | 0.67 |
| MDUR (yr) | 1.096 | 0.970 | 0.826 | 0.718 | 0.660 |
| First Prin Pay | 1 | 1 | 1 | 1 | 1 |
| Last Prin Pay | 31 | 27 | 22 | 19 | 17 |

**Class A To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.13 | 0.99 | 0.84 | 0.73 | 0.67 |
| MDUR (yr) | 1.096 | 0.970 | 0.826 | 0.718 | 0.660 |
| First Prin Pay | 1 | 1 | 1 | 1 | 1 |
| Last Prin Pay | 31 | 27 | 22 | 19 | 17 |

**Class M-1 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.79 | 4.96 | 4.28 | 3.29 | 3.00 |
| MDUR (yr) | 5.202 | 4.516 | 3.959 | 3.084 | 2.833 |
| First Prin Pay | 31 | 27 | 22 | 19 | 17 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-1 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 7.30 | 6.27 | 5.38 | 4.18 | 3.80 |
| MDUR (yr) | 6.316 | 5.522 | 4.844 | 3.820 | 3.510 |
| First Prin Pay | 31 | 27 | 22 | 19 | 17 |
| Last Prin Pay | 169 | 148 | 122 | 102 | 92 |

*This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.*

**Class M-2 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.12 | 4.47 | 3.58 | 3.18 | 2.82 |
| MDUR (yr) | 4.650 | 4.115 | 3.348 | 2.998 | 2.675 |
| First Prin Pay | 49 | 43 | 34 | 31 | 28 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-2 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.60 | 4.90 | 3.94 | 3.47 | 3.08 |
| MDUR (yr) | 5.013 | 4.442 | 3.636 | 3.237 | 2.895 |
| First Prin Pay | 49 | 43 | 34 | 31 | 28 |
| Last Prin Pay | 159 | 139 | 115 | 96 | 86 |

**Class M-3 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.71 | 4.11 | 3.33 | 2.89 | 2.58 |
| MDUR (yr) | 4.298 | 3.792 | 3.120 | 2.733 | 2.448 |
| First Prin Pay | 45 | 39 | 31 | 28 | 25 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-3 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.20 | 4.53 | 3.69 | 3.18 | 2.83 |
| MDUR (yr) | 4.657 | 4.115 | 3.405 | 2.969 | 2.665 |
| First Prin Pay | 45 | 39 | 31 | 28 | 25 |
| Last Prin Pay | 155 | 135 | 112 | 94 | 84 |

**Class M-4 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.56 | 3.97 | 3.24 | 2.79 | 2.49 |
| MDUR (yr) | 4.160 | 3.665 | 3.029 | 2.633 | 2.364 |
| First Prin Pay | 42 | 37 | 29 | 26 | 23 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-4 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.04 | 4.39 | 3.59 | 3.07 | 2.75 |
| MDUR (yr) | 4.513 | 3.984 | 3.310 | 2.867 | 2.579 |
| First Prin Pay | 42 | 37 | 29 | 26 | 23 |
| Last Prin Pay | 152 | 133 | 110 | 92 | 82 |

**Class M-5 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.48 | 3.89 | 3.18 | 2.73 | 2.44 |
| MDUR (yr) | 4.072 | 3.584 | 2.971 | 2.573 | 2.312 |
| First Prin Pay | 40 | 35 | 28 | 25 | 22 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-5 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.95 | 4.31 | 3.53 | 3.01 | 2.69 |
| MDUR (yr) | 4.420 | 3.898 | 3.247 | 2.803 | 2.524 |
| First Prin Pay | 40 | 35 | 28 | 25 | 22 |
| Last Prin Pay | 149 | 130 | 107 | 90 | 81 |

*This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.*

**Class M-6 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.42 | 3.84 | 3.15 | 2.69 | 2.41 |
| MDUR (yr) | 4.010 | 3.531 | 2.932 | 2.532 | 2.278 |
| First Prin Pay | 38 | 33 | 27 | 24 | 21 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-6 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.89 | 4.25 | 3.49 | 2.97 | 2.66 |
| MDUR (yr) | 4.351 | 3.840 | 3.205 | 2.758 | 2.486 |
| First Prin Pay | 38 | 33 | 27 | 24 | 21 |
| Last Prin Pay | 146 | 127 | 105 | 88 | 79 |

**Class M-7 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.38 | 3.81 | 3.12 | 2.66 | 2.39 |
| MDUR (yr) | 3.904 | 3.442 | 2.869 | 2.474 | 2.235 |
| First Prin Pay | 37 | 32 | 26 | 23 | 21 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-7 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.84 | 4.21 | 3.46 | 2.93 | 2.63 |
| MDUR (yr) | 4.225 | 3.734 | 3.128 | 2.691 | 2.435 |
| First Prin Pay | 37 | 32 | 26 | 23 | 21 |
| Last Prin Pay | 143 | 125 | 103 | 86 | 77 |

**Class M-8 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.35 | 3.78 | 3.11 | 2.65 | 2.36 |
| MDUR (yr) | 3.859 | 3.407 | 2.844 | 2.453 | 2.204 |
| First Prin Pay | 36 | 32 | 26 | 22 | 20 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-8 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.81 | 4.18 | 3.44 | 2.91 | 2.60 |
| MDUR (yr) | 4.171 | 3.692 | 3.097 | 2.664 | 2.399 |
| First Prin Pay | 36 | 32 | 26 | 22 | 20 |
| Last Prin Pay | 140 | 122 | 100 | 84 | 75 |

**Class M-9 To Call**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.33 | 3.76 | 3.08 | 2.63 | 2.36 |
| MDUR (yr) | 3.785 | 3.339 | 2.792 | 2.409 | 2.183 |
| First Prin Pay | 35 | 31 | 25 | 22 | 20 |
| Last Prin Pay | 76 | 66 | 54 | 46 | 41 |

**Class M-9 To Maturity**

| Prepay Speed | 75% PPC | 85% PPC | 100% PPC | 115% PPC | 125% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.78 | 4.15 | 3.41 | 2.89 | 2.60 |
| MDUR (yr) | 4.080 | 3.609 | 3.033 | 2.611 | 2.370 |
| First Prin Pay | 35 | 31 | 25 | 22 | 20 |
| Last Prin Pay | 137 | 119 | 98 | 82 | 73 |

*This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.*

# Yield Maintenance Agreement Schedule

| Period | Cap Schedule ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 650,000,000 | 9.298110 | 10.000000 |
| 2 | 632,530,341 | 9.598000 | 10.000000 |
| 3 | 613,571,212 | 9.597950 | 10.000000 |
| 4 | 593,211,693 | 9.917840 | 10.000000 |
| 5 | 571,554,407 | 9.597860 | 10.000000 |
| 6 | 548,713,136 | 9.917740 | 10.000000 |
| 7 | 525,449,188 | 9.597750 | 10.000000 |
| 8 | 503,150,429 | 9.597710 | 10.000000 |
| 9 | 0 | N/A | N/A |
| 10 | 461,340,835 | 9.597620 | 10.000000 |
| 11 | 441,752,369 | 9.917490 | 10.000000 |
| 12 | 422,992,312 | 9.597520 | 10.000000 |
| 13 | 405,025,738 | 9.917390 | 10.000000 |
| 14 | 387,819,191 | 9.597420 | 10.000000 |
| 15 | 371,340,620 | 9.597370 | 10.000000 |
| 16 | 355,559,326 | 9.917230 | 10.000000 |
| 17 | 340,445,897 | 9.597270 | 10.000000 |
| 18 | 325,972,161 | 9.917120 | 10.000000 |
| 19 | 312,111,132 | 9.597160 | 10.000000 |
| 20 | 298,835,476 | 9.597120 | 10.000000 |
| 21 | 0 | N/A | N/A |
| 22 | 273,947,049 | 9.597020 | 10.000000 |
| 23 | 262,287,822 | 9.916870 | 10.000000 |
| 24 | 251,122,569 | 9.596920 | 10.000000 |
| 25 | 240,430,437 | 9.916770 | 10.000000 |
| 26 | 230,191,447 | 9.596820 | 10.000000 |
| 27 | 220,386,463 | 9.596770 | 10.000000 |
| 28 | 210,997,156 | 9.916610 | 10.000000 |
| 29 | 202,005,966 | 9.596660 | 10.000000 |
| 30 | 193,396,075 | 9.916500 | 10.000000 |
| 31 | 185,151,373 | 9.596550 | 10.000000 |
| 32 | 177,256,428 | 9.596500 | 10.000000 |
| 33 | 0 | N/A | N/A |
| 34 | 162,457,308 | 9.596380 | 10.000000 |
| 35 | 155,525,412 | 9.916200 | 10.000000 |
| 36 | 148,887,782 | 9.596270 | 10.000000 |
| 37 | 142,531,974 | 9.916080 | 10.000000 |
| 38 | 136,446,071 | 9.596150 | 10.000000 |
| 39 | 130,618,657 | 9.596080 | 10.000000 |
| 40 | 125,038,798 | 9.915890 | 10.000000 |
| 41 | 119,696,019 | 9.595960 | 10.000000 |
| 42 | 114,580,291 | 9.915760 | 10.000000 |
| 43 | 109,682,003 | 9.595830 | 10.000000 |
| 44 | 104,991,953 | 9.595760 | 10.000000 |
| 45 | 0 | N/A | N/A |
| 46 | 96,201,679 | 9.595630 | 10.000000 |
| 47 | 92,084,925 | 9.915410 | 10.000000 |
| 48 | 88,143,318 | 9.595490 | 10.000000 |
| 49 | 84,369,441 | 9.915260 | 10.000000 |
| 50 | 80,756,187 | 9.595340 | 10.000000 |
| 51 | 77,296,752 | 9.595270 | 10.000000 |
| 52 | 73,984,616 | 9.915040 | 10.000000 |
| 53 | 70,813,537 | 9.595120 | 10.000000 |
| 54 | 67,777,537 | 9.914880 | 10.000000 |

## Effective Net WAC Rate Schedule

| Period | Net WAC Rate (%) (1,2,3) | Period | Net WAC Rate (%) (1,2,3) |
|---|---|---|---|
| 1 | 10.00 | 29 | 10.00 |
| 2 | 10.00 | 30 | 10.00 |
| 3 | 10.00 | 31 | 10.00 |
| 4 | 10.00 | 32 | 10.00 |
| 5 | 10.00 | 33 | 10.26 |
| 6 | 10.00 | 34 | 10.00 |
| 7 | 10.00 | 35 | 10.00 |
| 8 | 10.00 | 36 | 10.00 |
| 9 | 10.63 | 37 | 10.00 |
| 10 | 10.00 | 38 | 10.00 |
| 11 | 10.00 | 39 | 10.00 |
| 12 | 10.00 | 40 | 10.00 |
| 13 | 10.00 | 41 | 10.00 |
| 14 | 10.00 | 42 | 10.00 |
| 15 | 10.00 | 43 | 10.00 |
| 16 | 10.00 | 44 | 10.00 |
| 17 | 10.00 | 45 | 10.62 |
| 18 | 10.00 | 46 | 10.00 |
| 19 | 10.00 | 47 | 10.00 |
| 20 | 10.00 | 48 | 10.00 |
| 21 | 10.63 | 49 | 10.00 |
| 22 | 10.00 | 50 | 10.00 |
| 23 | 10.00 | 51 | 10.00 |
| 24 | 10.00 | 52 | 10.00 |
| 25 | 10.00 | 53 | 10.00 |
| 26 | 10.00 | 54 | 10.00 |
| 27 | 10.00 | | |
| 28 | 10.00 | | |

(1) One Month LIBOR is increased to 20% on the first Distribution Date.
(2) Includes proceeds from the Yield Maintenance Agreement.
(3) Adjusted to actual/360.

*This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.*

# Excess Spread

| Period | FWD 1 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) |
|---|---|---|---|
| 1 | 3.09000 | 5.92 | 5.92 |
| 2 | 3.29600 | 6.05 | 5.83 |
| 3 | 3.42700 | 6.05 | 5.70 |
| 4 | 3.54300 | 6.18 | 5.73 |
| 5 | 3.66900 | 6.05 | 5.46 |
| 6 | 3.76300 | 6.17 | 5.51 |
| 7 | 3.65800 | 6.05 | 5.47 |
| 8 | 3.77400 | 6.04 | 5.36 |
| 9 | 3.85700 | 6.42 | 5.72 |
| 10 | 3.90300 | 6.04 | 5.23 |
| 11 | 3.91500 | 6.16 | 5.37 |
| 12 | 3.93300 | 6.03 | 5.20 |
| 13 | 3.96200 | 6.14 | 5.32 |
| 14 | 3.99000 | 6.00 | 5.14 |
| 15 | 4.01500 | 5.97 | 5.10 |
| 16 | 4.04400 | 6.08 | 5.21 |
| 17 | 4.06900 | 5.92 | 5.01 |
| 18 | 4.09000 | 6.03 | 5.12 |
| 19 | 4.11400 | 5.87 | 4.92 |
| 20 | 4.14600 | 5.84 | 4.86 |
| 21 | 4.16600 | 6.21 | 5.31 |
| 22 | 4.15400 | 5.78 | 4.81 |
| 23 | 4.06300 | 5.88 | 5.02 |
| 24 | 4.04100 | 5.66 | 4.77 |
| 25 | 4.10700 | 5.86 | 4.94 |
| 26 | 4.13100 | 5.78 | 4.81 |
| 27 | 4.15500 | 5.81 | 4.81 |
| 28 | 4.17800 | 5.95 | 4.97 |
| 29 | 4.19900 | 5.83 | 4.79 |
| 30 | 4.21900 | 5.96 | 4.94 |
| 31 | 4.23600 | 5.83 | 4.76 |
| 32 | 4.25200 | 5.84 | 4.75 |
| 33 | 4.26500 | 6.10 | 5.07 |
| 34 | 4.27600 | 5.84 | 4.73 |
| 35 | 4.28300 | 5.97 | 4.89 |
| 36 | 4.28800 | 5.84 | 4.72 |
| 37 | 4.29200 | 5.97 | 4.89 |
| 38 | 4.29700 | 5.84 | 4.71 |
| 39 | 4.30300 | 5.84 | 4.71 |
| 40 | 4.30900 | 5.97 | 4.87 |
| 41 | 4.31600 | 5.84 | 4.70 |
| 42 | 4.32300 | 5.97 | 4.86 |
| 43 | 4.33100 | 5.84 | 4.69 |
| 44 | 4.34100 | 5.84 | 4.68 |
| 45 | 4.35100 | 6.24 | 5.18 |
| 46 | 4.36300 | 5.84 | 4.66 |
| 47 | 4.37600 | 5.97 | 4.81 |
| 48 | 4.39000 | 5.84 | 4.63 |
| 49 | 4.40300 | 5.97 | 4.79 |
| 50 | 4.41200 | 5.84 | 4.61 |
| 51 | 4.42100 | 5.84 | 4.60 |
| 52 | 4.43100 | 5.97 | 4.76 |
| 53 | 4.43900 | 5.84 | 4.58 |
| 54 | 4.44800 | 5.97 | 4.75 |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

# Mortgage Loans
## Scheduled Balances as of the May 1, 2005

| | | | Minimum | Maximum |
|---|---|---|---|---|
| Scheduled Principal Balance | $650,000,000 | | $1,362 | $250,000 |
| Average Scheduled Principal Balance | $42,376 | | | |
| Number of Mortgage Loans | 15,339 | | | |
| | | | | |
| Weighted Average Gross Coupon | 10.428% | | 5.375% | 15.990% |
| Weighted Average FICO Score | 645 | | 442 | 817 |
| Weighted Average Combined Original LTV | 98.72% | | 9.60% | 100.00% |
| | | | | |
| Weighted Average Original Term | 222 months | | 60 months | 360 months |
| Weighted Average Stated Remaining Term | 215 months | | 51 months | 356 months |
| Weighted Average Seasoning | 7 months | | 4 months | 20 months |
| | | | | |
| Maturity Date | | | Sep 1 2009 | Feb 1 2035 |
| Maximum Zip Code Concentration | 0.26% | 92345 | | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Alternative Documentation | 8.41% |
| | | Easy Documentation | 0.05% |
| 20/15 Fixed Balloon | 0.07% | Full Documentation | 52.91% |
| 30/15 Fixed Balloon | 57.22% | No Documentation | 0.67% |
| 30/15 Fixed Balloon IO | 0.74% | No Ratio | 0.07% |
| 30/20 Fixed Balloon | 0.04% | Simple Documentation | 0.01% |
| Fixed Rate 05 Yr | 0.09% | Stated Documentation | 37.87% |
| Fixed Rate 10 Yr | 1.03% | | |
| Fixed Rate 15 Yr | 4.69% | Cash Out Refinance | 17.12% |
| Fixed Rate 20 Yr | 18.95% | Home Improvement | 0.05% |
| Fixed Rate 30 Yr | 17.18% | Purchase | 75.79% |
| | | Rate/Term Refinance | 7.04% |
| Interest Only | 0.74% | | |
| Not Interest Only | 99.26% | Condominium | 7.16% |
| | | Manufactured Housing | 0.00% |
| Prepay Penalty: 0 months | 40.49% | Planned Unit Development | 12.06% |
| Prepay Penalty: 12 months | 4.69% | Single Family | 75.30% |
| Prepay Penalty: 13 months | 0.03% | Two-to-Four Family | 5.48% |
| Prepay Penalty: 24 months | 24.49% | | |
| Prepay Penalty: 36 months | 28.95% | Investor | 0.41% |
| Prepay Penalty: 48 months | 0.01% | Primary | 99.51% |
| Prepay Penalty: 60 months | 1.35% | Second Home | 0.07% |
| | | | |
| Second Lien | 100.00% | Top 5 States: | |
| | | California | 31.04% |
| | | Florida | 9.03% |
| | | Texas | 5.27% |
| | | New York | 3.98% |
| | | Colorado | 3.88% |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 10,783 | 313,547,566.58 | 48.24% | 10.623 | 209 | 98.72 | 636 |
| 50,000.01 - 100,000.00 | 4,096 | 280,742,319.08 | 43.19% | 10.349 | 216 | 98.75 | 652 |
| 100,000.01 - 150,000.00 | 424 | 48,979,749.66 | 7.54% | 9.857 | 247 | 98.95 | 663 |
| 150,000.01 - 200,000.00 | 25 | 4,193,138.31 | 0.65% | 8.812 | 242 | 98.47 | 685 |
| 200,000.01 - 250,000.00 | 11 | 2,537,226.37 | 0.39% | 8.698 | 173 | 91.55 | 685 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 1 | 97,066.82 | 0.01% | 5.375 | 172 | 64.28 | 721 |
| 5.500 - 5.999 | 5 | 329,733.99 | 0.05% | 5.662 | 172 | 68.34 | 746 |
| 6.000 - 6.499 | 23 | 1,479,576.57 | 0.23% | 6.121 | 183 | 84.44 | 707 |
| 6.500 - 6.999 | 33 | 2,383,930.02 | 0.37% | 6.594 | 189 | 95.15 | 725 |
| 7.000 - 7.499 | 63 | 3,323,970.35 | 0.51% | 7.170 | 185 | 95.68 | 687 |
| 7.500 - 7.999 | 144 | 8,632,295.50 | 1.33% | 7.797 | 193 | 97.00 | 692 |
| 8.000 - 8.499 | 203 | 10,596,502.58 | 1.63% | 8.171 | 222 | 97.21 | 662 |
| 8.500 - 8.999 | 760 | 40,070,909.48 | 6.16% | 8.775 | 258 | 98.92 | 672 |
| 9.000 - 9.499 | 931 | 46,941,330.71 | 7.22% | 9.221 | 234 | 98.51 | 670 |
| 9.500 - 9.999 | 2,747 | 117,970,913.09 | 18.15% | 9.778 | 217 | 99.02 | 654 |
| 10.000 -10.499 | 1,591 | 74,285,312.78 | 11.43% | 10.218 | 207 | 98.43 | 652 |
| 10.500 -10.999 | 3,279 | 145,906,625.15 | 22.45% | 10.756 | 210 | 99.06 | 640 |
| 11.000 -11.499 | 1,980 | 82,088,345.94 | 12.63% | 11.185 | 211 | 98.91 | 635 |
| 11.500 -11.999 | 1,926 | 69,614,840.23 | 10.71% | 11.639 | 208 | 99.00 | 620 |
| 12.000 -12.499 | 950 | 25,884,863.52 | 3.98% | 12.092 | 193 | 98.46 | 608 |
| 12.500 -12.999 | 429 | 12,801,598.38 | 1.97% | 12.642 | 234 | 98.64 | 619 |
| 13.000 -13.499 | 138 | 4,002,399.54 | 0.62% | 13.110 | 231 | 97.24 | 618 |
| 13.500 -13.999 | 33 | 1,019,494.26 | 0.16% | 13.646 | 208 | 98.18 | 628 |
| 14.000 -14.499 | 55 | 1,333,934.60 | 0.21% | 14.210 | 191 | 99.92 | 624 |
| 14.500 -14.999 | 38 | 943,964.01 | 0.15% | 14.647 | 184 | 98.13 | 614 |
| 15.000 -15.499 | 2 | 32,769.23 | 0.01% | 15.137 | 174 | 100.00 | 607 |
| 15.500 -15.999 | 8 | 259,623.25 | 0.04% | 15.756 | 174 | 100.00 | 625 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 400-499 | 42 | 1,560,085.05 | 0.24% | 10.844 | 173 | 98.85 | 476 |
| 500-524 | 84 | 2,859,765.35 | 0.44% | 10.765 | 200 | 98.75 | 511 |
| 525-549 | 82 | 2,302,225.45 | 0.35% | 11.086 | 231 | 97.36 | 538 |
| 550-574 | 566 | 12,898,378.45 | 1.98% | 11.277 | 192 | 94.69 | 565 |
| 575-599 | 2,269 | 79,802,866.70 | 12.28% | 10.992 | 216 | 98.14 | 589 |
| 600-624 | 3,061 | 119,292,325.11 | 18.35% | 10.736 | 221 | 98.59 | 613 |
| 625-649 | 3,595 | 158,396,796.04 | 24.37% | 10.566 | 219 | 98.95 | 637 |
| 650-674 | 2,593 | 119,337,102.19 | 18.36% | 10.239 | 213 | 99.08 | 661 |
| 675-699 | 1,541 | 75,271,974.73 | 11.58% | 10.027 | 211 | 99.22 | 686 |
| 700+ | 1,505 | 78,248,374.13 | 12.04% | 9.597 | 210 | 98.71 | 729 |
| None | 1 | 30,106.80 | 0.00% | 9.875 | 172 | 100.00 | 0 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 23 | 891,999.53 | 0.14% | 10.100 | 193 | 34.90 | 631 |
| 50.00- 54.99 | 6 | 390,543.90 | 0.06% | 9.951 | 171 | 52.26 | 660 |
| 55.00- 59.99 | 13 | 532,954.22 | 0.08% | 9.151 | 199 | 58.28 | 642 |
| 60.00- 64.99 | 25 | 952,404.20 | 0.15% | 9.565 | 193 | 62.31 | 637 |
| 65.00- 69.99 | 43 | 1,861,865.73 | 0.29% | 9.385 | 194 | 67.73 | 647 |
| 70.00- 74.99 | 40 | 1,807,228.67 | 0.28% | 10.512 | 194 | 72.42 | 607 |
| 75.00- 79.99 | 73 | 3,863,695.97 | 0.59% | 9.869 | 189 | 77.58 | 618 |
| 80.00 | 7 | 226,858.66 | 0.03% | 10.993 | 185 | 80.00 | 617 |
| 80.01- 84.99 | 89 | 4,115,607.44 | 0.63% | 10.053 | 199 | 83.16 | 626 |
| 85.00- 89.99 | 178 | 7,073,557.68 | 1.09% | 10.020 | 191 | 88.12 | 633 |
| 90.00- 94.99 | 463 | 18,605,631.37 | 2.86% | 10.016 | 200 | 91.95 | 644 |
| 95.00- 99.99 | 2,332 | 82,279,171.19 | 12.66% | 10.426 | 194 | 97.66 | 645 |
| 100.00 | 12,047 | 527,398,481.44 | 81.14% | 10.462 | 220 | 100.00 | 646 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 60 | 73 | 567,585.23 | 0.09% | 11.883 | 53 | 94.46 | 597 |
| 120 | 622 | 6,673,306.74 | 1.03% | 11.746 | 113 | 95.14 | 602 |
| 180 | 9,264 | 407,653,863.34 | 62.72% | 10.462 | 173 | 98.65 | 649 |
| 240 | 3,342 | 123,443,838.90 | 18.99% | 10.401 | 234 | 98.38 | 637 |
| 360 | 2,038 | 111,661,405.79 | 17.18% | 10.249 | 353 | 99.60 | 644 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1- 60 | 73 | 567,585.23 | 0.09% | 11.883 | 53 | 94.46 | 597 |
| 61-120 | 622 | 6,673,306.74 | 1.03% | 11.746 | 113 | 95.14 | 602 |
| 121-180 | 9,264 | 407,653,863.34 | 62.72% | 10.462 | 173 | 98.65 | 649 |
| 181-240 | 3,342 | 123,443,838.90 | 18.99% | 10.401 | 234 | 98.38 | 637 |
| 301-360 | 2,038 | 111,661,405.79 | 17.18% | 10.249 | 353 | 99.60 | 644 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 728 | 34,798,440.09 | 5.35% | 10.390 | 191 | 98.94 | 651 |
| 20.01 -25.00 | 710 | 30,545,768.54 | 4.70% | 10.485 | 195 | 99.00 | 645 |
| 25.01 -30.00 | 1,082 | 40,652,157.73 | 6.25% | 10.421 | 202 | 98.56 | 643 |
| 30.01 -35.00 | 1,404 | 50,179,777.01 | 7.72% | 10.392 | 212 | 98.68 | 645 |
| 35.01 -40.00 | 2,199 | 86,561,798.36 | 13.32% | 10.443 | 215 | 98.53 | 646 |
| 40.01 -45.00 | 3,399 | 149,617,338.36 | 23.02% | 10.394 | 223 | 98.66 | 648 |
| 45.01 -50.00 | 4,110 | 179,973,613.63 | 27.69% | 10.491 | 226 | 99.03 | 643 |
| 50.01 -55.00 | 590 | 26,934,774.46 | 4.14% | 10.120 | 190 | 97.91 | 657 |
| 55.01 -60.00 | 75 | 3,065,433.65 | 0.47% | 10.406 | 189 | 97.73 | 640 |
| 60.01+ | 128 | 5,231,740.28 | 0.80% | 10.777 | 181 | 99.24 | 642 |
| None | 914 | 42,439,157.89 | 6.53% | 10.444 | 214 | 98.32 | 633 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 15,339 | 650,000,000.00 | 100.00 % | 10.428 | 215 | 98.72 | 645 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 20/15 Fixed Balloon | 9 | 485,236.67 | 0.07% | 10.648 | 174 | 98.80 | 649 |
| 30/15 Fixed Balloon | 8,206 | 371,902,774.22 | 57.22% | 10.505 | 174 | 98.87 | 649 |
| 30/15 Fixed Balloon IO | 51 | 4,801,752.71 | 0.74% | 9.046 | 174 | 99.70 | 706 |
| 30/20 Fixed Balloon | 5 | 260,599.63 | 0.04% | 10.038 | 234 | 90.73 | 633 |
| Fixed Rate 05 Yr | 73 | 567,585.23 | 0.09% | 11.883 | 53 | 94.46 | 597 |
| Fixed Rate 10 Yr | 622 | 6,673,306.74 | 1.03% | 11.746 | 113 | 95.14 | 602 |
| Fixed Rate 15 Yr | 998 | 30,464,099.74 | 4.69% | 10.153 | 173 | 95.78 | 641 |
| Fixed Rate 20 Yr | 3,337 | 123,183,239.27 | 18.95% | 10.402 | 234 | 98.40 | 637 |
| Fixed Rate 30 Yr | 2,038 | 111,661,405.79 | 17.18% | 10.249 | 353 | 99.60 | 644 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 51 | 4,801,752.71 | 0.74% | 9.046 | 174 | 99.70 | 706 |
| Not Interest Only | 15,288 | 645,198,247.29 | 99.26% | 10.438 | 215 | 98.71 | 645 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 6,818 | 263,170,713.31 | 40.49% | 10.487 | 205 | 98.41 | 643 |
| Prepay Penalty: 12 months | 598 | 30,461,789.67 | 4.69% | 10.626 | 246 | 98.58 | 650 |
| Prepay Penalty: 13 months | 3 | 163,953.66 | 0.03% | 10.002 | 173 | 99.96 | 707 |
| Prepay Penalty: 24 months | 3,568 | 159,161,133.57 | 24.49% | 10.393 | 258 | 99.36 | 646 |
| Prepay Penalty: 36 months | 4,142 | 188,171,056.06 | 28.95% | 10.347 | 189 | 98.88 | 647 |
| Prepay Penalty: 48 months | 3 | 95,729.76 | 0.01% | 10.976 | 170 | 97.25 | 633 |
| Prepay Penalty: 60 months | 207 | 8,775,623.97 | 1.35% | 10.334 | 189 | 93.40 | 626 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 15,339 | 650,000,000.00 | 100.00 % | 10.428 | 215 | 98.72 | 645 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alternative Documentation | 1,326 | 54,682,975.53 | 8.41% | 10.097 | 206 | 99.17 | 630 |
| Easy Documentation | 30 | 349,638.80 | 0.05% | 11.767 | 130 | 93.95 | 599 |
| Full Documentation | 8,690 | 343,936,072.06 | 52.91% | 10.275 | 219 | 98.26 | 631 |
| No Documentation | 108 | 4,343,482.54 | 0.67% | 10.594 | 199 | 99.40 | 649 |
| No Ratio | 13 | 480,980.53 | 0.07% | 10.741 | 173 | 90.41 | 711 |
| Simple Documentation | 1 | 45,750.66 | 0.01% | 9.875 | 235 | 90.00 | 633 |
| Stated Documentation | 5,171 | 246,161,099.88 | 37.87% | 10.710 | 212 | 99.27 | 669 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 2,608 | 111,291,173.86 | 17.12% | 10.226 | 213 | 95.85 | 637 |
| Home Improvement | 9 | 313,832.81 | 0.05% | 11.079 | 310 | 96.27 | 638 |
| Purchase | 11,639 | 492,639,344.56 | 75.79% | 10.488 | 217 | 99.55 | 648 |
| Rate/Term Refinance | 1,083 | 45,755,648.77 | 7.04% | 10.267 | 197 | 96.82 | 635 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 1,117 | 46,557,303.99 | 7.16% | 10.406 | 210 | 98.97 | 651 |
| Manufactured Housing | 1 | 6,209.16 | 0.00% | 12.000 | 114 | 100.00 | 601 |
| Planned Unit Development | 1,748 | 78,359,309.01 | 12.06% | 10.463 | 187 | 98.81 | 642 |
| Single Family | 11,830 | 489,438,915.09 | 75.30% | 10.416 | 219 | 98.66 | 643 |
| Two-to-Four Family | 643 | 35,638,262.75 | 5.48% | 10.539 | 232 | 98.97 | 669 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 177 | 2,677,110.59 | 0.41% | 10.828 | 149 | 87.49 | 683 |
| Primary | 15,137 | 646,836,443.25 | 99.51% | 10.426 | 215 | 98.77 | 645 |
| Second Home | 25 | 486,446.16 | 0.07% | 10.700 | 157 | 92.04 | 686 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 77 | 2,228,187.43 | 0.34% | 10.253 | 179 | 99.71 | 645 |
| Arizona | 673 | 21,742,972.84 | 3.35% | 10.447 | 207 | 99.33 | 641 |
| Arkansas | 4 | 114,978.37 | 0.02% | 11.820 | 273 | 100.00 | 614 |
| California | 3,076 | 201,758,694.10 | 31.04% | 10.136 | 217 | 98.50 | 656 |
| Colorado | 597 | 25,241,102.27 | 3.88% | 10.371 | 212 | 99.20 | 638 |
| Connecticut | 207 | 7,609,420.90 | 1.17% | 10.722 | 234 | 97.39 | 635 |
| Delaware | 20 | 616,856.96 | 0.09% | 10.696 | 219 | 99.22 | 637 |
| District of Columbia | 10 | 646,775.06 | 0.10% | 11.069 | 175 | 99.99 | 650 |
| Florida | 1,582 | 58,670,797.33 | 9.03% | 10.541 | 211 | 98.80 | 642 |
| Georgia | 676 | 21,607,774.32 | 3.32% | 10.826 | 210 | 99.21 | 632 |
| Hawaii | 74 | 5,094,839.81 | 0.78% | 10.135 | 266 | 99.37 | 664 |
| Idaho | 122 | 3,474,506.21 | 0.53% | 10.375 | 198 | 98.76 | 628 |
| Illinois | 567 | 20,006,680.68 | 3.08% | 10.503 | 215 | 98.88 | 641 |
| Indiana | 176 | 4,196,421.67 | 0.65% | 11.101 | 206 | 99.42 | 629 |
| Iowa | 43 | 972,397.06 | 0.15% | 10.940 | 187 | 99.80 | 631 |
| Kansas | 38 | 1,089,044.80 | 0.17% | 11.371 | 237 | 99.95 | 631 |
| Kentucky | 100 | 2,800,852.80 | 0.43% | 10.583 | 196 | 99.09 | 626 |
| Louisiana | 83 | 2,399,453.05 | 0.37% | 11.284 | 195 | 98.81 | 634 |
| Maine | 20 | 655,218.13 | 0.10% | 10.565 | 255 | 99.53 | 665 |
| Maryland | 379 | 17,613,443.73 | 2.71% | 10.613 | 227 | 98.03 | 644 |
| Massachusetts | 359 | 19,691,093.90 | 3.03% | 10.354 | 248 | 97.87 | 650 |
| Michigan | 361 | 10,996,512.42 | 1.69% | 10.912 | 205 | 99.22 | 633 |
| Minnesota | 288 | 11,255,710.60 | 1.73% | 10.588 | 219 | 99.16 | 640 |
| Mississippi | 114 | 3,169,041.48 | 0.49% | 10.351 | 188 | 99.30 | 631 |
| Missouri | 217 | 5,621,081.38 | 0.86% | 11.004 | 186 | 99.21 | 626 |
| Montana | 21 | 704,131.46 | 0.11% | 10.762 | 206 | 97.68 | 634 |
| Nebraska | 41 | 1,273,106.59 | 0.20% | 10.661 | 184 | 96.30 | 631 |
| Nevada | 356 | 16,778,301.27 | 2.58% | 10.499 | 198 | 99.05 | 649 |
| New Hampshire | 104 | 4,144,635.71 | 0.64% | 10.263 | 207 | 98.10 | 643 |
| New Jersey | 223 | 10,977,799.15 | 1.69% | 10.913 | 240 | 98.34 | 651 |
| New Mexico | 56 | 1,616,583.47 | 0.25% | 10.861 | 192 | 99.47 | 639 |
| New York | 445 | 25,870,661.58 | 3.98% | 10.672 | 240 | 97.83 | 655 |
| North Carolina | 238 | 6,286,070.60 | 0.97% | 10.843 | 221 | 99.28 | 620 |
| North Dakota | 19 | 546,942.36 | 0.08% | 11.306 | 179 | 99.49 | 627 |
| Ohio | 359 | 10,064,779.40 | 1.55% | 10.673 | 206 | 99.08 | 631 |
| Oklahoma | 96 | 2,165,194.85 | 0.33% | 10.847 | 203 | 99.46 | 631 |
| Oregon | 343 | 13,050,228.05 | 2.01% | 10.377 | 196 | 99.06 | 645 |
| Pennsylvania | 178 | 5,601,563.50 | 0.86% | 11.124 | 209 | 98.42 | 637 |
| Rhode Island | 65 | 2,897,764.43 | 0.45% | 10.719 | 229 | 96.98 | 643 |
| South Carolina | 81 | 2,404,427.03 | 0.37% | 11.115 | 231 | 98.88 | 623 |
| South Dakota | 18 | 391,641.76 | 0.06% | 11.459 | 185 | 100.00 | 621 |
| Tennessee | 218 | 5,900,673.42 | 0.91% | 9.720 | 198 | 98.91 | 629 |
| Texas | 1,236 | 34,265,731.97 | 5.27% | 10.212 | 216 | 99.74 | 636 |
| Utah | 257 | 8,873,671.94 | 1.37% | 10.651 | 204 | 99.60 | 639 |
| Vermont | 11 | 358,914.30 | 0.06% | 10.264 | 207 | 96.53 | 665 |
| Virginia | 402 | 18,652,255.61 | 2.87% | 10.736 | 208 | 97.27 | 645 |
| Washington | 556 | 23,323,015.43 | 3.59% | 10.492 | 201 | 99.29 | 636 |
| West Virginia | 10 | 266,049.14 | 0.04% | 10.509 | 226 | 92.13 | 641 |
| Wisconsin | 122 | 3,669,617.65 | 0.56% | 10.422 | 215 | 98.94 | 642 |
| Wyoming | 21 | 642,382.03 | 0.10% | 10.222 | 189 | 99.00 | 657 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*
*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| AAMES | 2,876 | 122,984,403.78 | 18.92% | 10.446 | 208 | 99.32 | 642 |
| COUNTRYWIDE | 8,319 | 359,352,616.01 | 55.29% | 10.445 | 188 | 98.41 | 644 |
| ELOAN | 55 | 4,894,116.68 | 0.75% | 6.947 | 172 | 88.90 | 742 |
| FNBN | 111 | 4,325,795.01 | 0.67% | 10.296 | 173 | 95.63 | 710 |
| FREMONT | 3,103 | 121,507,110.41 | 18.69% | 10.415 | 317 | 99.30 | 640 |
| MERITAGE | 875 | 36,935,958.11 | 5.68% | 10.721 | 176 | 99.46 | 663 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| COUNTRYWIDE | 8,319 | 359,352,616.01 | 55.29% | 10.445 | 188 | 98.41 | 644 |
| GMAC | 7,020 | 290,647,383.99 | 44.71% | 10.407 | 249 | 99.10 | 646 |
| **Total** | **15,339** | **650,000,000.00** | **100.00%** | **10.428** | **215** | **98.72** | **645** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview 2005-A (Second Lien Deal)
## MERITAGE

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $36,935,958 | $9,710 | $250,000 |
| Average Scheduled Principal Balance | $42,213 | | |
| Number of Mortgage Loans | 875 | | |
| Weighted Average Gross Coupon | 10.721% | 7.625% | 15.990% |
| Weighted Average FICO Score | 663 | 600 | 803 |
| Weighted Average Combined Original LTV | 99.46% | 40.00% | 100.00% |
| Weighted Average Original Term | 183 months | 180 months | 240 months |
| Weighted Average Stated Remaining Term | 176 months | 171 months | 235 months |
| Weighted Average Seasoning | 7 months | 5 months | 9 months |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| Maturity Date | | Sep 1 2019 | Jan 1 2025 |
| Maximum Zip Code Concentration | 1.04% | 92009 (Carlsbad, CA) | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Cash Out Refinance | 9.32% |
| | | Purchase | 90.39% |
| 30/15 Fixed Balloon | 81.49% | Rate/Term Refinance | 0.28% |
| 30/15 Fixed Balloon IO | 13.00% | | |
| Fixed Rate 15 Yr | 0.40% | Condominium | 4.03% |
| Fixed Rate 20 Yr | 5.10% | Planned Unit Development | 19.37% |
| | | Single Family | 57.95% |
| Interest Only | 13.00% | Two-to-Four Family | 18.65% |
| Not Interest Only | 87.00% | | |
| | | Primary | 100.00% |
| Prepay Penalty: 0 months | 23.13% | | |
| Prepay Penalty: 12 months | 1.82% | Top 5 States: | |
| Prepay Penalty: 24 months | 71.47% | California | 31.59% |
| Prepay Penalty: 36 months | 3.58% | Massachusetts | 9.41% |
| | | Arizona | 8.48% |
| Second Lien | 100.00% | Oregon | 7.05% |
| | | Florida | 6.10% |
| Full Documentation | 77.10% | | |
| Stated Documentation | 22.90% | | |

# Soundview 2005-A (Second Lien Deal)

## MERITAGE

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 634 | 16,898,727.21 | 45.75% | 11.408 | 179 | 99.73 | 649 |
| 50,000.01 - 100,000.00 | 193 | 13,024,904.56 | 35.26% | 10.501 | 174 | 99.66 | 672 |
| 100,000.01 - 150,000.00 | 34 | 4,023,945.43 | 10.89% | 9.892 | 174 | 99.86 | 682 |
| 150,000.01 - 200,000.00 | 5 | 892,653.59 | 2.42% | 9.476 | 173 | 100.00 | 670 |
| 200,000.01 - 250,000.00 | 9 | 2,095,727.32 | 5.67% | 8.665 | 174 | 95.11 | 684 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 7.500 - 7.999 | 30 | 2,520,412.49 | 6.82% | 7.893 | 174 | 99.30 | 732 |
| 8.000 - 8.499 | 19 | 1,159,961.35 | 3.14% | 8.400 | 174 | 99.92 | 709 |
| 8.500 - 8.999 | 47 | 2,960,239.92 | 8.01% | 8.718 | 176 | 99.81 | 693 |
| 9.000 - 9.499 | 33 | 1,858,815.95 | 5.03% | 9.249 | 174 | 97.89 | 668 |
| 9.500 - 9.999 | 95 | 5,048,379.74 | 13.67% | 9.762 | 173 | 98.77 | 673 |
| 10.000 -10.499 | 56 | 2,627,244.81 | 7.11% | 10.178 | 175 | 99.53 | 666 |
| 10.500 -10.999 | 102 | 4,231,907.77 | 11.46% | 10.822 | 174 | 99.45 | 660 |
| 11.000 -11.499 | 149 | 6,171,828.32 | 16.71% | 11.201 | 176 | 99.77 | 642 |
| 11.500 -11.999 | 122 | 4,128,418.39 | 11.18% | 11.769 | 179 | 99.88 | 647 |
| 12.000 -12.499 | 37 | 1,067,941.52 | 2.89% | 12.281 | 177 | 99.98 | 655 |
| 12.500 -12.999 | 56 | 1,828,699.82 | 4.95% | 12.746 | 175 | 100.00 | 654 |
| 13.000 -13.499 | 20 | 550,603.56 | 1.49% | 13.215 | 182 | 100.00 | 632 |
| 13.500 -13.999 | 14 | 397,243.66 | 1.08% | 13.649 | 186 | 99.77 | 636 |
| 14.000 -14.499 | 52 | 1,256,989.12 | 3.40% | 14.222 | 190 | 99.99 | 621 |
| 14.500 -14.999 | 33 | 834,879.21 | 2.26% | 14.639 | 184 | 98.02 | 616 |
| 15.000 -15.499 | 2 | 32,769.23 | 0.09% | 15.137 | 174 | 100.00 | 607 |
| 15.500 -15.999 | 8 | 259,623.25 | 0.70% | 15.756 | 174 | 100.00 | 625 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 600-624 | 236 | 7,179,159.42 | 19.44% | 12.099 | 179 | 99.41 | 612 |
| 625-649 | 233 | 8,581,093.11 | 23.23% | 11.365 | 177 | 98.90 | 635 |
| 650-674 | 164 | 7,772,882.06 | 21.04% | 10.570 | 174 | 99.70 | 661 |
| 675-699 | 109 | 5,655,805.66 | 15.31% | 10.153 | 177 | 99.88 | 687 |
| 700+ | 133 | 7,747,017.86 | 20.97% | 9.296 | 174 | 99.58 | 728 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 1 | 26,136.12 | 0.07% | 14.750 | 172 | 40.00 | 615 |
| 75.00- 79.99 | 1 | 201,391.90 | 0.55% | 9.500 | 173 | 77.45 | 632 |
| 85.00- 89.99 | 2 | 282,993.35 | 0.77% | 9.230 | 172 | 87.10 | 643 |
| 90.00- 94.99 | 11 | 798,910.83 | 2.16% | 9.675 | 174 | 92.49 | 666 |
| 95.00- 99.99 | 42 | 1,820,264.69 | 4.93% | 10.813 | 179 | 97.76 | 663 |
| 100.00 | 818 | 33,806,261.22 | 91.53% | 10.757 | 176 | 100.00 | 664 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 795 | 35,051,216.56 | 94.90% | 10.644 | 173 | 99.44 | 665 |
| 240 | 80 | 1,884,741.55 | 5.10% | 12.152 | 233 | 99.98 | 642 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 795 | 35,051,216.56 | 94.90% | 10.644 | 173 | 99.44 | 665 |
| 181-240 | 80 | 1,884,741.55 | 5.10% | 12.152 | 233 | 99.98 | 642 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 13 | 948,928.88 | 2.57% | 9.764 | 175 | 97.43 | 658 |
| 20.01 -25.00 | 23 | 748,640.35 | 2.03% | 10.991 | 178 | 100.00 | 650 |
| 25.01 -30.00 | 49 | 1,371,469.96 | 3.71% | 10.760 | 183 | 99.64 | 654 |
| 30.01 -35.00 | 88 | 2,680,758.28 | 7.26% | 11.029 | 179 | 99.86 | 661 |
| 35.01 -40.00 | 155 | 6,009,175.29 | 16.27% | 10.852 | 176 | 99.24 | 662 |
| 40.01 -45.00 | 215 | 9,535,138.88 | 25.82% | 11.039 | 176 | 99.34 | 665 |
| 45.01 -50.00 | 187 | 8,288,065.33 | 22.44% | 10.812 | 175 | 99.79 | 665 |
| 50.01 -55.00 | 142 | 7,252,010.28 | 19.63% | 10.061 | 175 | 99.45 | 666 |
| 55.01 -60.00 | 3 | 101,770.86 | 0.28% | 11.038 | 174 | 100.00 | 634 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 875 | 36,935,958.11 | 100.00% | 10.721 | 176 | 99.46 | 663 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 30/15 Fixed Balloon | 738 | 30,100,385.19 | 81.49% | 10.892 | 173 | 99.39 | 658 |
| 30/15 Fixed Balloon IO | 51 | 4,801,752.71 | 13.00% | 9.046 | 174 | 99.70 | 706 |
| Fixed Rate 15 Yr | 6 | 149,078.66 | 0.40% | 12.053 | 173 | 100.00 | 641 |
| Fixed Rate 20 Yr | 80 | 1,884,741.55 | 5.10% | 12.152 | 233 | 99.98 | 642 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 51 | 4,801,752.71 | 13.00% | 9.046 | 174 | 99.70 | 706 |
| Not Interest Only | 824 | 32,134,205.40 | 87.00% | 10.971 | 177 | 99.43 | 657 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 237 | 8,542,663.56 | 23.13% | 11.100 | 180 | 99.78 | 659 |
| Prepay Penalty: 12 months | 11 | 673,773.95 | 1.82% | 11.715 | 173 | 99.65 | 662 |
| Prepay Penalty: 24 months | 594 | 26,396,581.08 | 71.47% | 10.618 | 175 | 99.34 | 664 |
| Prepay Penalty: 36 months | 33 | 1,322,939.52 | 3.58% | 9.818 | 173 | 99.82 | 671 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 875 | 36,935,958.11 | 100.00% | 10.721 | 176 | 99.46 | 663 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 689 | 28,478,253.14 | 77.10% | 10.448 | 176 | 99.39 | 655 |
| Stated Documentation | 186 | 8,457,704.97 | 22.90% | 11.639 | 176 | 99.72 | 690 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 76 | 3,444,054.64 | 9.32% | 10.626 | 175 | 97.76 | 649 |
| Purchase | 796 | 33,387,193.62 | 90.39% | 10.728 | 176 | 99.64 | 665 |
| Rate/Term Refinance | 3 | 104,709.85 | 0.28% | 11.666 | 214 | 100.00 | 622 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 39 | 1,489,972.38 | 4.03% | 10.479 | 176 | 99.77 | 661 |
| Planned Unit Development | 140 | 7,154,020.13 | 19.37% | 10.479 | 174 | 99.67 | 658 |
| Single Family | 589 | 21,403,698.78 | 57.95% | 10.832 | 178 | 99.30 | 657 |
| Two-to-Four Family | 107 | 6,888,266.82 | 18.65% | 10.679 | 175 | 99.70 | 688 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 875 | 36,935,958.11 | 100.00% | 10.721 | 176 | 99.46 | 663 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 16 | 343,047.64 | 0.93% | 11.863 | 173 | 100.00 | 631 |
| Arizona | 100 | 3,132,285.15 | 8.48% | 10.778 | 173 | 99.79 | 653 |
| California | 153 | 11,667,402.79 | 31.59% | 9.842 | 174 | 99.41 | 679 |
| Colorado | 9 | 535,862.58 | 1.45% | 10.669 | 174 | 99.97 | 653 |
| Connecticut | 12 | 357,300.64 | 0.97% | 12.088 | 173 | 99.94 | 664 |
| Delaware | 1 | 20,380.98 | 0.06% | 12.990 | 175 | 100.00 | 640 |
| Florida | 54 | 2,251,834.22 | 6.10% | 10.993 | 173 | 99.12 | 661 |
| Georgia | 20 | 564,868.45 | 1.53% | 11.934 | 173 | 100.00 | 660 |
| Idaho | 19 | 372,322.18 | 1.01% | 11.435 | 173 | 99.12 | 657 |
| Illinois | 28 | 950,231.70 | 2.57% | 10.862 | 173 | 99.99 | 655 |
| Indiana | 35 | 646,282.31 | 1.75% | 12.426 | 229 | 99.97 | 637 |
| Iowa | 11 | 208,076.77 | 0.56% | 12.122 | 173 | 100.00 | 633 |
| Kansas | 12 | 229,989.72 | 0.62% | 12.386 | 233 | 100.00 | 635 |
| Kentucky | 7 | 228,320.02 | 0.62% | 11.101 | 174 | 100.00 | 628 |
| Louisiana | 9 | 215,687.47 | 0.58% | 13.258 | 180 | 100.00 | 638 |
| Maryland | 17 | 1,068,140.53 | 2.89% | 10.721 | 175 | 99.46 | 669 |
| Massachusetts | 46 | 3,474,929.19 | 9.41% | 10.621 | 173 | 99.61 | 684 |
| Michigan | 21 | 573,192.26 | 1.55% | 12.504 | 185 | 99.85 | 643 |
| Mississippi | 2 | 35,071.72 | 0.09% | 11.793 | 174 | 100.00 | 621 |
| Missouri | 30 | 628,112.10 | 1.70% | 12.400 | 174 | 99.99 | 627 |
| Montana | 1 | 30,342.06 | 0.08% | 12.990 | 171 | 100.00 | 625 |
| Nebraska | 12 | 421,333.57 | 1.14% | 11.037 | 177 | 88.98 | 633 |
| Nevada | 24 | 1,308,378.45 | 3.54% | 11.103 | 173 | 99.48 | 659 |
| New Hampshire | 1 | 64,903.43 | 0.18% | 10.875 | 175 | 100.00 | 687 |
| New Jersey | 2 | 62,691.86 | 0.17% | 11.775 | 175 | 100.00 | 611 |
| New Mexico | 12 | 354,958.70 | 0.96% | 11.618 | 173 | 100.00 | 632 |
| Ohio | 27 | 511,842.12 | 1.39% | 12.225 | 173 | 96.94 | 637 |
| Oklahoma | 8 | 136,925.70 | 0.37% | 11.437 | 174 | 100.00 | 629 |
| Oregon | 66 | 2,604,432.34 | 7.05% | 10.747 | 173 | 99.83 | 647 |
| Pennsylvania | 20 | 428,475.98 | 1.16% | 11.894 | 173 | 100.00 | 643 |
| Rhode Island | 10 | 550,590.77 | 1.49% | 11.837 | 174 | 99.57 | 675 |
| South Dakota | 4 | 78,957.74 | 0.21% | 12.441 | 193 | 100.00 | 606 |
| Tennessee | 2 | 50,491.81 | 0.14% | 8.707 | 194 | 100.00 | 624 |
| Texas | 11 | 309,679.30 | 0.84% | 9.649 | 173 | 100.00 | 685 |
| Utah | 24 | 635,292.99 | 1.72% | 11.566 | 233 | 100.00 | 651 |
| Virginia | 16 | 526,811.86 | 1.43% | 11.652 | 173 | 100.00 | 658 |
| Washington | 33 | 1,356,511.01 | 3.67% | 10.292 | 173 | 99.75 | 661 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| MERITAGE | 875 | 36,935,958.11 | 100.00% | 10.721 | 176 | 99.46 | 663 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| GMAC | 875 | 36,935,958.11 | 100.00% | 10.721 | 176 | 99.46 | 663 |
| **Total** | **875** | **36,935,958.11** | **100.00%** | **10.721** | **176** | **99.46** | **663** |

# Soundview 2005-A (Second Lien Deal)
## FREMONT

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $121,507,110 | $3,964 | $171,612 |
| Average Scheduled Principal Balance | $39,158 | | |
| Number of Mortgage Loans | 3,103 | | |
| Weighted Average Gross Coupon | 10.415% | 6.000% | 14.000% |
| Weighted Average FICO Score | 640 | 446 | 791 |
| Weighted Average Combined Original LTV | 99.30% | 80.00% | 100.00% |
| Weighted Average Original Term | 324 months | 60 months | 360 months |
| Weighted Average Stated Remaining Term | 317 months | 51 months | 354 months |
| Weighted Average Seasoning | 7 months | 6 months | 13 months |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| Maturity Date | | Sep 1 2009 | Dec 1 2034 |
| Maximum Zip Code Concentration | 0.39% | 92592 (Temecula, CA) | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Cash Out Refinance | 17.11% |
| | | Home Improvement | 0.26% |
| Fixed Rate 05 Yr | 0.47% | Purchase | 82.37% |
| Fixed Rate 10 Yr | 5.22% | Rate/Term Refinance | 0.26% |
| Fixed Rate 15 Yr | 4.86% | | |
| Fixed Rate 20 Yr | 11.01% | Condominium | 6.18% |
| Fixed Rate 30 Yr | 78.44% | Manufactured Housing | 0.01% |
| | | Single Family | 84.79% |
| Not Interest Only | 100.00% | Two-to-Four Family | 9.02% |
| Prepay Penalty: 0 months | 21.58% | Investor | 1.10% |
| Prepay Penalty: 12 months | 10.84% | Primary | 98.74% |
| Prepay Penalty: 24 months | 62.43% | Second Home | 0.17% |
| Prepay Penalty: 36 months | 5.14% | | |
| | | Top 5 States: | |
| Second Lien | 100.00% | California | 34.00% |
| | | New York | 6.99% |
| Easy Documentation | 0.29% | Florida | 6.66% |
| Full Documentation | 69.68% | Maryland | 4.53% |
| Stated Documentation | 30.03% | Massachusetts | 4.36% |

## Soundview 2005-A (Second Lien Deal)

### FREMONT

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 2,236 | 53,041,525.41 | 43.65% | 10.804 | 281 | 98.91 | 626 |
| 50,000.01 - 100,000.00 | 705 | 48,890,790.41 | 40.24% | 10.251 | 342 | 99.58 | 648 |
| 100,000.01 - 150,000.00 | 152 | 17,954,662.88 | 14.78% | 9.785 | 352 | 99.65 | 658 |
| 150,000.01 - 200,000.00 | 10 | 1,620,131.71 | 1.33% | 9.567 | 354 | 99.98 | 654 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 6.000 - 6.499 | 2 | 12,439.67 | 0.01% | 6.000 | 113 | 97.39 | 636 |
| 6.500 - 6.999 | 1 | 129,761.44 | 0.11% | 6.740 | 354 | 100.00 | 673 |
| 7.500 - 7.999 | 9 | 526,631.09 | 0.43% | 7.971 | 338 | 98.59 | 681 |
| 8.000 - 8.499 | 34 | 1,985,656.45 | 1.63% | 8.272 | 344 | 99.29 | 679 |
| 8.500 - 8.999 | 303 | 18,206,382.16 | 14.98% | 8.785 | 341 | 99.67 | 673 |
| 9.000 - 9.499 | 224 | 12,688,224.83 | 10.44% | 9.256 | 341 | 99.73 | 678 |
| 9.500 - 9.999 | 279 | 15,847,205.51 | 13.04% | 9.773 | 338 | 99.44 | 642 |
| 10.000 -10.499 | 229 | 10,262,791.81 | 8.45% | 10.176 | 331 | 99.30 | 635 |
| 10.500 -10.999 | 474 | 20,744,453.09 | 17.07% | 10.763 | 322 | 99.57 | 628 |
| 11.000 -11.499 | 388 | 14,406,762.88 | 11.86% | 11.176 | 309 | 99.41 | 631 |
| 11.500 -11.999 | 496 | 12,882,520.74 | 10.60% | 11.667 | 282 | 98.94 | 607 |
| 12.000 -12.499 | 380 | 5,954,768.26 | 4.90% | 12.172 | 219 | 97.03 | 605 |
| 12.500 -12.999 | 216 | 5,974,204.49 | 4.92% | 12.612 | 294 | 98.95 | 615 |
| 13.000 -13.499 | 62 | 1,707,586.56 | 1.41% | 13.078 | 277 | 98.75 | 619 |
| 13.500 -13.999 | 5 | 171,218.69 | 0.14% | 13.704 | 302 | 98.83 | 639 |
| 14.000 -14.499 | 1 | 6,502.74 | 0.01% | 14.000 | 52 | 85.00 | 657 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 400-499 | 5 | 56,803.95 | 0.05% | 11.913 | 157 | 96.11 | 478 |
| 500-524 | 19 | 502,767.13 | 0.41% | 11.555 | 293 | 98.72 | 515 |
| 525-549 | 58 | 1,296,580.10 | 1.07% | 11.378 | 266 | 98.16 | 539 |
| 550-574 | 326 | 4,564,066.24 | 3.76% | 11.664 | 200 | 96.05 | 564 |
| 575-599 | 565 | 16,581,734.44 | 13.65% | 11.064 | 297 | 99.10 | 588 |
| 600-624 | 636 | 24,298,886.68 | 20.00% | 10.878 | 316 | 99.51 | 613 |
| 625-649 | 613 | 29,079,483.54 | 23.93% | 10.506 | 329 | 99.57 | 637 |
| 650-674 | 417 | 19,987,696.36 | 16.45% | 9.828 | 326 | 99.34 | 662 |
| 675-699 | 229 | 11,760,350.72 | 9.68% | 9.655 | 333 | 99.52 | 687 |
| 700+ | 235 | 13,378,741.25 | 11.01% | 9.544 | 339 | 99.62 | 725 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 80.00 | 1 | 19,053.24 | 0.02% | 11.990 | 174 | 80.00 | 565 |
| 80.01- 84.99 | 3 | 73,002.30 | 0.06% | 10.415 | 274 | 84.03 | 637 |
| 85.00- 89.99 | 24 | 367,251.99 | 0.30% | 11.263 | 183 | 87.03 | 583 |
| 90.00- 94.99 | 96 | 2,518,712.48 | 2.07% | 10.734 | 276 | 92.08 | 622 |
| 95.00- 99.99 | 785 | 13,787,009.75 | 11.35% | 11.024 | 230 | 95.75 | 623 |
| 100.00 | 2,194 | 104,742,080.65 | 86.20% | 10.323 | 330 | 100.00 | 642 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 60 | 73 | 567,585.23 | 0.47% | 11.883 | 53 | 94.46 | 597 |
| 120 | 609 | 6,348,500.33 | 5.22% | 11.802 | 113 | 95.70 | 601 |
| 180 | 305 | 5,899,704.11 | 4.86% | 11.170 | 173 | 97.36 | 616 |
| 240 | 453 | 13,380,744.62 | 11.01% | 10.689 | 233 | 99.67 | 631 |
| 360 | 1,663 | 95,310,576.12 | 78.44% | 10.228 | 353 | 99.64 | 645 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1- 60 | 73 | 567,585.23 | 0.47% | 11.883 | 53 | 94.46 | 597 |
| 61-120 | 609 | 6,348,500.33 | 5.22% | 11.802 | 113 | 95.70 | 601 |
| 121-180 | 305 | 5,899,704.11 | 4.86% | 11.170 | 173 | 97.36 | 616 |
| 181-240 | 453 | 13,380,744.62 | 11.01% | 10.689 | 233 | 99.67 | 631 |
| 301-360 | 1,663 | 95,310,576.12 | 78.44% | 10.228 | 353 | 99.64 | 645 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 50 | 1,967,827.09 | 1.62% | 9.733 | 293 | 98.41 | 665 |
| 20.01 -25.00 | 62 | 1,974,013.87 | 1.62% | 10.459 | 307 | 98.82 | 634 |
| 25.01 -30.00 | 159 | 5,172,812.02 | 4.26% | 10.358 | 300 | 99.25 | 640 |
| 30.01 -35.00 | 279 | 8,898,858.66 | 7.32% | 10.338 | 305 | 99.03 | 643 |
| 35.01 -40.00 | 444 | 16,664,668.05 | 13.71% | 10.430 | 316 | 99.28 | 640 |
| 40.01 -45.00 | 810 | 35,860,223.86 | 29.51% | 10.261 | 324 | 99.44 | 644 |
| 45.01 -50.00 | 1,189 | 48,114,316.00 | 39.60% | 10.560 | 321 | 99.37 | 635 |
| 50.01 -55.00 | 108 | 2,786,816.40 | 2.29% | 10.591 | 279 | 98.24 | 633 |
| 55.01 -60.00 | 2 | 67,574.46 | 0.06% | 9.956 | 305 | 99.00 | 658 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 3,103 | 121,507,110.41 | 100.00% | 10.415 | 317 | 99.30 | 640 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate 05 Yr | 73 | 567,585.23 | 0.47% | 11.883 | 53 | 94.46 | 597 |
| Fixed Rate 10 Yr | 609 | 6,348,500.33 | 5.22% | 11.802 | 113 | 95.70 | 601 |
| Fixed Rate 15 Yr | 305 | 5,899,704.11 | 4.86% | 11.170 | 173 | 97.36 | 616 |
| Fixed Rate 20 Yr | 453 | 13,380,744.62 | 11.01% | 10.689 | 233 | 99.67 | 631 |
| Fixed Rate 30 Yr | 1,663 | 95,310,576.12 | 78.44% | 10.228 | 353 | 99.64 | 645 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 3,103 | 121,507,110.41 | 100.00% | 10.415 | 317 | 99.30 | 640 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 838 | 26,227,017.26 | 21.58% | 10.684 | 303 | 99.21 | 634 |
| Prepay Penalty: 12 months | 308 | 13,175,279.53 | 10.84% | 10.406 | 313 | 99.16 | 652 |
| Prepay Penalty: 24 months | 1,787 | 75,859,969.66 | 62.43% | 10.348 | 323 | 99.36 | 639 |
| Prepay Penalty: 36 months | 170 | 6,244,843.96 | 5.14% | 10.104 | 320 | 99.26 | 644 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 3,103 | 121,507,110.41 | 100.00% | 10.415 | 317 | 99.30 | 640 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Easy Documentation | 30 | 349,638.80 | 0.29% | 11.767 | 130 | 93.95 | 599 |
| Full Documentation | 2,433 | 84,663,825.36 | 69.68% | 10.169 | 309 | 99.19 | 632 |
| Stated Documentation | 640 | 36,493,646.25 | 30.03% | 10.972 | 337 | 99.62 | 659 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 570 | 20,791,451.46 | 17.11% | 10.446 | 312 | 98.80 | 629 |
| Home Improvement | 9 | 313,832.81 | 0.26% | 11.079 | 310 | 96.27 | 638 |
| Purchase | 2,513 | 100,085,868.80 | 82.37% | 10.407 | 319 | 99.42 | 642 |
| Rate/Term Refinance | 11 | 315,957.34 | 0.26% | 10.181 | 309 | 99.19 | 635 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 194 | 7,505,119.26 | 6.18% | 10.177 | 319 | 99.56 | 653 |
| Manufactured Housing | 1 | 6,209.16 | 0.01% | 12.000 | 114 | 100.00 | 601 |
| Single Family | 2,684 | 103,031,574.56 | 84.79% | 10.432 | 317 | 99.32 | 636 |
| Two-to-Four Family | 224 | 10,964,207.43 | 9.02% | 10.414 | 319 | 98.91 | 660 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 133 | 1,332,619.14 | 1.10% | 11.977 | 124 | 93.83 | 647 |
| Primary | 2,952 | 119,972,383.07 | 98.74% | 10.395 | 320 | 99.37 | 640 |
| Second Home | 18 | 202,108.20 | 0.17% | 11.907 | 133 | 94.40 | 642 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 111 | 3,292,615.85 | 2.71% | 10.517 | 318 | 99.36 | 625 |
| Arkansas | 4 | 114,978.37 | 0.09% | 11.820 | 273 | 100.00 | 614 |
| California | 651 | 41,310,416.23 | 34.00% | 9.976 | 339 | 99.32 | 649 |
| Colorado | 104 | 3,964,439.05 | 3.26% | 10.112 | 337 | 99.35 | 630 |
| Connecticut | 61 | 1,855,904.80 | 1.53% | 10.844 | 309 | 98.76 | 629 |
| Delaware | 7 | 177,566.63 | 0.15% | 10.375 | 270 | 98.22 | 612 |
| Florida | 281 | 8,088,440.23 | 6.66% | 10.618 | 293 | 99.23 | 633 |
| Georgia | 203 | 4,741,863.11 | 3.90% | 10.969 | 281 | 99.32 | 619 |
| Hawaii | 37 | 2,659,831.43 | 2.19% | 10.022 | 349 | 99.67 | 664 |
| Idaho | 19 | 404,817.06 | 0.33% | 10.903 | 304 | 99.33 | 614 |
| Illinois | 186 | 5,019,513.76 | 4.13% | 10.903 | 292 | 98.89 | 639 |
| Indiana | 21 | 397,531.98 | 0.33% | 11.100 | 263 | 99.50 | 608 |
| Iowa | 4 | 48,004.29 | 0.04% | 10.995 | 202 | 98.95 | 626 |
| Kansas | 8 | 289,835.79 | 0.24% | 11.074 | 314 | 100.00 | 613 |
| Kentucky | 10 | 173,271.25 | 0.14% | 10.821 | 267 | 98.73 | 623 |
| Maine | 7 | 195,573.68 | 0.16% | 11.196 | 305 | 99.51 | 634 |
| Maryland | 135 | 5,508,292.02 | 4.53% | 10.418 | 313 | 99.36 | 635 |
| Massachusetts | 108 | 5,300,316.79 | 4.36% | 10.586 | 337 | 99.51 | 642 |
| Michigan | 55 | 1,559,890.37 | 1.28% | 11.042 | 285 | 99.59 | 626 |
| Minnesota | 90 | 3,086,633.34 | 2.54% | 10.576 | 303 | 99.56 | 634 |
| Missouri | 23 | 414,486.08 | 0.34% | 10.815 | 248 | 99.70 | 606 |
| Montana | 3 | 83,902.01 | 0.07% | 11.612 | 353 | 100.00 | 600 |
| Nebraska | 3 | 73,247.71 | 0.06% | 9.956 | 321 | 99.89 | 617 |
| Nevada | 64 | 2,576,950.28 | 2.12% | 10.695 | 323 | 99.56 | 627 |
| New Hampshire | 16 | 347,343.45 | 0.29% | 11.299 | 254 | 98.02 | 614 |
| New Jersey | 81 | 3,347,130.51 | 2.75% | 10.818 | 313 | 99.20 | 644 |
| New Mexico | 6 | 132,475.65 | 0.11% | 9.777 | 321 | 98.40 | 633 |
| New York | 149 | 8,488,596.23 | 6.99% | 10.526 | 318 | 98.97 | 655 |
| North Carolina | 94 | 2,078,196.50 | 1.71% | 10.882 | 289 | 99.53 | 619 |
| Ohio | 42 | 1,084,300.91 | 0.89% | 10.575 | 282 | 99.66 | 621 |
| Oklahoma | 10 | 201,253.82 | 0.17% | 10.870 | 270 | 99.36 | 614 |
| Oregon | 33 | 1,102,202.26 | 0.91% | 10.430 | 313 | 99.46 | 653 |
| Pennsylvania | 31 | 792,696.04 | 0.65% | 11.265 | 272 | 98.84 | 635 |
| Rhode Island | 13 | 447,946.12 | 0.37% | 10.188 | 311 | 99.30 | 642 |
| South Carolina | 23 | 580,916.35 | 0.48% | 11.226 | 296 | 99.32 | 617 |
| Tennessee | 49 | 913,160.92 | 0.75% | 11.269 | 269 | 99.08 | 607 |
| Texas | 106 | 2,321,755.71 | 1.91% | 10.973 | 252 | 99.12 | 618 |
| Utah | 43 | 1,543,482.27 | 1.27% | 10.270 | 315 | 99.71 | 632 |
| Vermont | 4 | 82,506.24 | 0.07% | 10.484 | 307 | 99.51 | 636 |
| Virginia | 96 | 3,187,305.05 | 2.62% | 10.693 | 303 | 99.42 | 643 |
| Washington | 68 | 2,504,838.30 | 2.06% | 10.460 | 321 | 99.38 | 629 |
| West Virginia | 7 | 119,362.70 | 0.10% | 9.922 | 266 | 99.34 | 633 |
| Wisconsin | 34 | 831,952.37 | 0.68% | 11.067 | 289 | 99.36 | 620 |
| Wyoming | 3 | 61,366.90 | 0.05% | 9.599 | 286 | 98.26 | 640 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| FREMONT | 3,103 | 121,507,110.41 | 100.00% | 10.415 | 317 | 99.30 | 640 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| GMAC | 3,103 | 121,507,110.41 | 100.00% | 10.415 | 317 | 99.30 | 640 |
| **Total** | **3,103** | **121,507,110.41** | **100.00%** | **10.415** | **317** | **99.30** | **640** |

## Soundview 2005-A (Second Lien Deal)
## FNBN

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $4,325,795 | $9,854 | $181,580 |
| Average Scheduled Principal Balance | $38,971 | | |
| Number of Mortgage Loans | 111 | | |
| Weighted Average Gross Coupon | 10.296% | 7.000% | 13.250% |
| Weighted Average FICO Score | 710 | 627 | 792 |
| Weighted Average Combined Original LTV | 95.63% | 80.00% | 100.00% |
| Weighted Average Original Term | 180 months | 180 months | 180 months |
| Weighted Average Stated Remaining Term | 173 months | 171 months | 174 months |
| Weighted Average Seasoning | 7 months | 6 months | 9 months |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| Maturity Date | | Sep 1 2019 | Dec 1 2019 |
| Maximum Zip Code Concentration | 4.20% | 77565 (Kemah, TX) | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Condominium | 7.57% |
| | | Planned Unit Developm | 15.63% |
| 30/15 Fixed Balloon | 94.60% | Single Family | 61.11% |
| Fixed Rate 15 Yr | 5.40% | Two-to-Four Family | 15.69% |
| Not Interest Only | 100.00% | Investor | 17.31% |
| | | Primary | 76.69% |
| Prepay Penalty: 0 months | 100.00% | Second Home | 6.01% |
| Second Lien | 100.00% | Top 5 States: | |
| | | New York | 33.61% |
| Full Documentation | 18.48% | Florida | 16.03% |
| No Documentation | 4.32% | Arizona | 10.02% |
| No Ratio | 11.12% | California | 4.87% |
| Stated Documentation | 66.08% | Texas | 4.81% |
| Cash Out Refinance | 1.78% | | |
| Purchase | 92.06% | | |
| Rate/Term Refinance | 6.15% | | |

## Soundview 2005-A (Second Lien Deal)

### FNBN

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 81 | 1,985,549.61 | 45.90% | 10.478 | 173 | 94.65 | 704 |
| 50,000.01 - 100,000.00 | 27 | 1,935,891.73 | 44.75% | 10.071 | 173 | 96.20 | 717 |
| 100,000.01 - 150,000.00 | 2 | 222,773.94 | 5.15% | 10.965 | 174 | 100.00 | 709 |
| 150,000.01 - 200,000.00 | 1 | 181,579.73 | 4.20% | 9.875 | 174 | 95.00 | 707 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 7.000 - 7.499 | 1 | 27,596.75 | 0.64% | 7.000 | 173 | 95.00 | 727 |
| 7.500 - 7.999 | 3 | 110,654.59 | 2.56% | 7.732 | 172 | 100.00 | 728 |
| 8.000 - 8.499 | 4 | 163,270.80 | 3.77% | 8.088 | 173 | 93.66 | 743 |
| 8.500 - 8.999 | 6 | 259,986.52 | 6.01% | 8.699 | 173 | 99.41 | 750 |
| 9.000 - 9.499 | 6 | 345,543.10 | 7.99% | 9.181 | 173 | 99.13 | 734 |
| 9.500 - 9.999 | 16 | 796,247.38 | 18.41% | 9.728 | 174 | 95.11 | 713 |
| 10.000 -10.499 | 13 | 522,223.88 | 12.07% | 10.249 | 173 | 97.29 | 700 |
| 10.500 -10.999 | 18 | 867,408.79 | 20.05% | 10.671 | 173 | 95.30 | 711 |
| 11.000 -11.499 | 12 | 407,228.43 | 9.41% | 11.094 | 173 | 93.90 | 699 |
| 11.500 -11.999 | 14 | 523,001.81 | 12.09% | 11.640 | 173 | 94.30 | 691 |
| 12.000 -12.499 | 10 | 197,150.51 | 4.56% | 12.184 | 173 | 92.28 | 675 |
| 12.500 -12.999 | 3 | 32,750.58 | 0.76% | 12.740 | 173 | 90.00 | 719 |
| 13.000 -13.499 | 5 | 72,731.87 | 1.68% | 13.125 | 172 | 92.46 | 675 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 625-649 | 5 | 260,179.79 | 6.01% | 10.650 | 173 | 91.36 | 633 |
| 650-674 | 17 | 592,252.86 | 13.69% | 11.398 | 173 | 92.72 | 663 |
| 675-699 | 25 | 838,704.25 | 19.39% | 10.956 | 173 | 95.53 | 690 |
| 700+ | 64 | 2,634,658.11 | 60.91% | 9.803 | 173 | 96.74 | 735 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 80.00 | 1 | 10,975.89 | 0.25% | 11.000 | 173 | 80.00 | 747 |
| 80.01- 84.99 | 3 | 58,353.98 | 1.35% | 10.689 | 173 | 83.40 | 660 |
| 85.00- 89.99 | 8 | 225,734.32 | 5.22% | 10.019 | 173 | 89.81 | 719 |
| 90.00- 94.99 | 45 | 1,398,003.18 | 32.32% | 10.880 | 173 | 90.54 | 695 |
| 95.00- 99.99 | 14 | 695,264.84 | 16.07% | 9.958 | 174 | 96.87 | 712 |
| 100.00 | 40 | 1,937,462.80 | 44.79% | 10.012 | 173 | 100.00 | 720 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 4 | 81,356.21 | 1.88% | 10.293 | 173 | 97.24 | 722 |
| 20.01 -25.00 | 4 | 51,618.38 | 1.19% | 11.423 | 173 | 90.00 | 682 |
| 25.01 -30.00 | 15 | 661,327.79 | 15.29% | 10.247 | 174 | 97.24 | 707 |
| 30.01 -35.00 | 29 | 824,806.57 | 19.07% | 10.030 | 173 | 95.60 | 703 |
| 35.01 -40.00 | 24 | 1,172,831.80 | 27.11% | 10.042 | 173 | 97.58 | 726 |
| 40.01 -45.00 | 13 | 614,548.11 | 14.21% | 10.190 | 174 | 96.30 | 712 |
| 45.01 -50.00 | 5 | 251,333.93 | 5.81% | 11.073 | 173 | 96.06 | 689 |
| None | 17 | 667,972.22 | 15.44% | 10.836 | 173 | 90.13 | 700 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 30/15 Fixed Balloon | 103 | 4,092,034.50 | 94.60% | 10.295 | 173 | 95.57 | 708 |
| Fixed Rate 15 Yr | 8 | 233,760.51 | 5.40% | 10.309 | 173 | 96.71 | 748 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 18 | 799,516.49 | 18.48% | 9.021 | 173 | 97.32 | 714 |
| No Documentation | 4 | 186,991.69 | 4.32% | 11.081 | 173 | 89.41 | 670 |
| No Ratio | 13 | 480,980.53 | 11.12% | 10.741 | 173 | 90.41 | 711 |
| Stated Documentation | 76 | 2,858,306.30 | 66.08% | 10.526 | 173 | 96.45 | 712 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 4 | 77,189.53 | 1.78% | 10.527 | 173 | 85.81 | 672 |
| Purchase | 97 | 3,982,477.22 | 92.06% | 10.314 | 173 | 95.95 | 713 |
| Rate/Term Refinance | 10 | 266,128.26 | 6.15% | 9.963 | 173 | 93.77 | 683 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 14 | 327,253.72 | 7.57% | 11.155 | 173 | 91.56 | 704 |
| Planned Unit Development | 20 | 676,006.79 | 15.63% | 10.324 | 173 | 95.54 | 700 |
| Single Family | 61 | 2,643,644.16 | 61.11% | 10.162 | 173 | 96.14 | 713 |
| Two-to-Four Family | 16 | 678,890.34 | 15.69% | 10.374 | 173 | 95.70 | 713 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 34 | 748,602.36 | 17.31% | 11.568 | 173 | 89.77 | 711 |
| Primary | 71 | 3,317,339.34 | 76.69% | 10.044 | 173 | 97.40 | 708 |
| Second Home | 6 | 259,853.31 | 6.01% | 9.850 | 174 | 89.93 | 727 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 1 | 15,716.19 | 0.36% | 12.125 | 173 | 90.00 | 627 |
| Arizona | 15 | 433,436.12 | 10.02% | 10.155 | 173 | 97.66 | 706 |
| California | 4 | 210,569.45 | 4.87% | 9.700 | 174 | 94.17 | 743 |
| Connecticut | 2 | 79,300.18 | 1.83% | 9.523 | 173 | 100.00 | 712 |
| Delaware | 1 | 29,928.86 | 0.69% | 9.750 | 174 | 100.00 | 693 |
| Florida | 20 | 693,541.75 | 16.03% | 10.991 | 173 | 93.07 | 683 |
| Georgia | 4 | 137,229.47 | 3.17% | 9.687 | 173 | 98.44 | 713 |
| Illinois | 2 | 63,459.85 | 1.47% | 10.973 | 173 | 89.98 | 705 |
| Indiana | 2 | 23,568.52 | 0.54% | 12.000 | 173 | 90.00 | 700 |
| Maryland | 5 | 157,186.43 | 3.63% | 10.784 | 173 | 95.44 | 701 |
| Massachusetts | 2 | 79,746.49 | 1.84% | 9.513 | 173 | 98.50 | 753 |
| Michigan | 3 | 39,935.12 | 0.92% | 10.844 | 173 | 94.85 | 736 |
| Mississippi | 2 | 43,049.93 | 1.00% | 9.144 | 173 | 99.98 | 740 |
| Nevada | 1 | 21,955.57 | 0.51% | 11.375 | 173 | 100.00 | 691 |
| New Jersey | 1 | 38,392.93 | 0.89% | 10.625 | 172 | 82.99 | 651 |
| New York | 25 | 1,453,947.96 | 33.61% | 10.170 | 173 | 97.34 | 717 |
| North Carolina | 1 | 12,978.66 | 0.30% | 12.375 | 173 | 100.00 | 689 |
| Ohio | 2 | 67,665.04 | 1.56% | 9.271 | 173 | 98.54 | 738 |
| Oregon | 3 | 145,585.20 | 3.37% | 9.408 | 174 | 89.87 | 757 |
| Pennsylvania | 1 | 25,091.53 | 0.58% | 7.750 | 173 | 100.00 | 732 |
| Tennessee | 5 | 112,636.23 | 2.60% | 11.193 | 172 | 96.73 | 680 |
| Texas | 2 | 208,265.52 | 4.81% | 9.795 | 174 | 95.64 | 713 |
| Virginia | 6 | 202,718.98 | 4.69% | 11.313 | 173 | 90.00 | 697 |
| Washington | 1 | 29,889.03 | 0.69% | 8.500 | 173 | 94.85 | 735 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| FNBN | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| GMAC | 111 | 4,325,795.01 | 100.00% | 10.296 | 173 | 95.63 | 710 |
| **Total** | **111** | **4,325,795.01** | **100.00%** | **10.296** | **173** | **95.63** | **710** |

# Soundview 2005-A (Second Lien Deal)
## ELOAN

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $4,894,117 | $19,840 | $240,201 |
| Average Scheduled Principal Balance | $88,984 | | |
| Number of Mortgage Loans | 55 | | |
| | | | |
| Weighted Average Gross Coupon | 6.947% | 5.375% | 10.000% |
| Weighted Average FICO Score | 742 | 684 | 817 |
| Weighted Average Combined Original LTV | 88.90% | 54.81% | 100.00% |
| | | | |
| Weighted Average Original Term | 180 months | 180 months | 180 months |
| Weighted Average Stated Remaining Term | 172 months | 169 months | 172 months |
| Weighted Average Seasoning | 8 months | 8 months | 11 months |
| | | | |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| | | | |
| Maturity Date | | Jul 1 2019 | Oct 1 2019 |
| Maximum Zip Code Concentration | 4.91% | 91724 (Covina, CA) | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Cash Out Refinance | 89.10% |
| | | Purchase | 8.27% |
| 30/15 Fixed Balloon | 40.98% | Rate/Term Refinance | 2.63% |
| Fixed Rate 15 Yr | 59.02% | | |
| | | Condominium | 1.00% |
| Not Interest Only | 100.00% | Planned Unit Developm | 1.06% |
| | | Single Family | 97.95% |
| Prepay Penalty: 0 months | 100.00% | | |
| | | Investor | 9.70% |
| Second Lien | 100.00% | Primary | 90.30% |
| | | | |
| Full Documentation | 67.00% | Top 5 States: | |
| Stated Documentation | 33.00% | California | 46.43% |
| | | Maryland | 5.69% |
| | | Massachusetts | 5.50% |
| | | New York | 4.46% |
| | | Alabama | 3.99% |

# Soundview 2005-A (Second Lien Deal)

## ELOAN

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 16 | 634,942.08 | 12.97% | 7.546 | 172 | 78.22 | 736 |
| 50,000.01 - 100,000.00 | 20 | 1,539,194.30 | 31.45% | 6.854 | 172 | 82.48 | 740 |
| 100,000.01 - 150,000.00 | 12 | 1,443,713.28 | 29.50% | 7.120 | 172 | 93.03 | 731 |
| 150,000.01 - 200,000.00 | 6 | 1,036,065.98 | 21.17% | 6.437 | 172 | 97.81 | 763 |
| 200,000.01 - 250,000.00 | 1 | 240,201.04 | 4.91% | 7.125 | 172 | 95.00 | 739 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 1 | 97,066.82 | 1.98% | 5.375 | 172 | 64.28 | 721 |
| 5.500 - 5.999 | 4 | 297,339.00 | 6.08% | 5.638 | 172 | 65.98 | 750 |
| 6.000 - 6.499 | 8 | 769,233.74 | 15.72% | 6.155 | 172 | 80.70 | 759 |
| 6.500 - 6.999 | 12 | 1,351,443.28 | 27.61% | 6.535 | 172 | 94.99 | 759 |
| 7.000 - 7.499 | 9 | 912,821.33 | 18.65% | 7.228 | 172 | 94.84 | 731 |
| 7.500 - 7.999 | 12 | 1,114,289.40 | 22.77% | 7.692 | 171 | 90.15 | 723 |
| 8.000 - 8.499 | 4 | 144,545.48 | 2.95% | 8.165 | 172 | 83.98 | 722 |
| 8.500 - 8.999 | 2 | 78,013.91 | 1.59% | 8.578 | 172 | 97.47 | 709 |
| 9.000 - 9.499 | 2 | 89,490.73 | 1.83% | 9.153 | 172 | 89.97 | 746 |
| 10.000 -10.499 | 1 | 39,872.99 | 0.81% | 10.000 | 172 | 99.36 | 710 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 675-699 | 6 | 628,880.50 | 12.85% | 7.722 | 172 | 98.26 | 694 |
| 700+ | 49 | 4,265,236.18 | 87.15% | 6.833 | 172 | 87.52 | 749 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50.00- 54.99 | 2 | 117,307.97 | 2.40% | 8.108 | 171 | 54.94 | 750 |
| 55.00- 59.99 | 2 | 138,912.37 | 2.84% | 5.500 | 172 | 58.40 | 735 |
| 60.00- 64.99 | 4 | 239,413.69 | 4.89% | 6.153 | 171 | 62.63 | 744 |
| 65.00- 69.99 | 6 | 459,237.87 | 9.38% | 6.329 | 172 | 67.42 | 750 |
| 75.00- 79.99 | 4 | 277,018.22 | 5.66% | 6.657 | 172 | 77.06 | 743 |
| 80.01- 84.99 | 1 | 99,356.32 | 2.03% | 6.500 | 172 | 84.25 | 720 |
| 85.00- 89.99 | 3 | 181,311.01 | 3.70% | 7.144 | 172 | 87.67 | 727 |
| 90.00- 94.99 | 9 | 740,360.36 | 15.13% | 7.245 | 172 | 93.59 | 732 |
| 95.00- 99.99 | 20 | 2,340,348.41 | 47.82% | 7.055 | 172 | 98.09 | 747 |
| 100.00 | 4 | 300,850.46 | 6.15% | 7.459 | 171 | 100.00 | 722 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 20.01 -25.00 | 1 | 99,356.32 | 2.03% | 6.500 | 172 | 84.25 | 720 |
| 25.01 -30.00 | 3 | 229,689.41 | 4.69% | 7.267 | 171 | 94.91 | 734 |
| 30.01 -35.00 | 2 | 119,438.88 | 2.44% | 8.251 | 172 | 98.85 | 781 |
| 35.01 -40.00 | 2 | 71,493.42 | 1.46% | 7.353 | 172 | 87.46 | 780 |
| 40.01 -45.00 | 13 | 1,271,498.25 | 25.98% | 6.687 | 172 | 88.17 | 756 |
| 45.01 -50.00 | 16 | 1,414,288.12 | 28.90% | 7.381 | 172 | 91.02 | 722 |
| 50.01 -55.00 | 17 | 1,608,973.78 | 32.88% | 6.710 | 172 | 87.89 | 746 |
| 55.01 -60.00 | 1 | 79,378.50 | 1.62% | 5.500 | 172 | 57.85 | 734 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 30/15 Fixed Balloon | 22 | 2,005,561.67 | 40.98% | 6.714 | 172 | 86.80 | 744 |
| Fixed Rate 15 Yr | 33 | 2,888,555.01 | 59.02% | 7.109 | 172 | 90.35 | 740 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 31 | 3,279,132.18 | 67.00% | 6.843 | 172 | 92.54 | 741 |
| Stated Documentation | 24 | 1,614,984.50 | 33.00% | 7.158 | 172 | 81.51 | 743 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 48 | 4,360,701.06 | 89.10% | 6.931 | 172 | 88.75 | 742 |
| Purchase | 5 | 404,838.27 | 8.27% | 7.260 | 171 | 95.88 | 737 |
| Rate/Term Refinance | 2 | 128,577.35 | 2.63% | 6.504 | 172 | 72.07 | 731 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 1 | 48,726.93 | 1.00% | 5.500 | 172 | 65.72 | 785 |
| Planned Unit Development | 1 | 51,653.56 | 1.06% | 6.625 | 172 | 100.00 | 779 |
| Single Family | 53 | 4,793,736.19 | 97.95% | 6.965 | 172 | 89.01 | 741 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 8 | 474,965.14 | 9.70% | 7.005 | 171 | 63.74 | 739 |
| Primary | 47 | 4,419,151.54 | 90.30% | 6.941 | 172 | 91.60 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 1 | 195,312.16 | 3.99% | 6.500 | 172 | 99.72 | 784 |
| Arizona | 1 | 39,872.99 | 0.81% | 10.000 | 172 | 99.36 | 710 |
| California | 23 | 2,272,282.08 | 46.43% | 6.838 | 172 | 82.84 | 739 |
| Colorado | 1 | 49,198.85 | 1.01% | 8.125 | 172 | 95.00 | 725 |
| Florida | 2 | 135,378.17 | 2.77% | 8.077 | 172 | 93.23 | 710 |
| Georgia | 1 | 97,776.07 | 2.00% | 7.125 | 172 | 87.55 | 737 |
| Kentucky | 1 | 105,399.40 | 2.15% | 7.875 | 172 | 100.00 | 684 |
| Louisiana | 1 | 20,904.28 | 0.43% | 8.250 | 172 | 65.94 | 743 |
| Maryland | 4 | 278,363.27 | 5.69% | 6.518 | 172 | 86.43 | 747 |
| Massachusetts | 2 | 269,322.36 | 5.50% | 6.800 | 171 | 96.89 | 746 |
| Michigan | 1 | 157,226.27 | 3.21% | 6.500 | 172 | 96.32 | 753 |
| Minnesota | 1 | 173,790.28 | 3.55% | 6.125 | 172 | 94.70 | 776 |
| Nebraska | 1 | 53,066.65 | 1.08% | 6.875 | 172 | 99.96 | 766 |
| New Hampshire | 1 | 164,932.26 | 3.37% | 6.500 | 172 | 99.88 | 756 |
| New York | 4 | 218,034.36 | 4.46% | 7.823 | 172 | 92.07 | 737 |
| Ohio | 1 | 99,356.32 | 2.03% | 6.500 | 172 | 84.25 | 720 |
| Pennsylvania | 2 | 152,381.51 | 3.11% | 6.628 | 172 | 97.38 | 756 |
| Vermont | 1 | 75,776.90 | 1.55% | 7.750 | 169 | 100.00 | 739 |
| Virginia | 2 | 157,045.22 | 3.21% | 7.762 | 172 | 99.29 | 699 |
| Wisconsin | 2 | 74,296.10 | 1.52% | 6.989 | 171 | 74.97 | 739 |
| Wyoming | 2 | 104,401.18 | 2.13% | 7.137 | 172 | 96.51 | 800 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ELOAN | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| GMAC | 55 | 4,894,116.68 | 100.00% | 6.947 | 172 | 88.90 | 742 |
| **Total** | **55** | **4,894,116.68** | **100.00%** | **6.947** | **172** | **88.90** | **742** |

## Soundview 2005-A (Second Lien Deal)
## COUNTRYWIDE

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $359,352,616 | $1,362 | $201,298 |
| Average Scheduled Principal Balance | $43,197 | | |
| Number of Mortgage Loans | 8,319 | | |
| Weighted Average Gross Coupon | 10.445% | 5.875% | 14.990% |
| Weighted Average FICO Score | 644 | 442 | 816 |
| Weighted Average Combined Original LTV | 98.41% | 9.60% | 100.00% |
| Weighted Average Original Term | 194 months | 120 months | 360 months |
| Weighted Average Stated Remaining Term | 188 months | 105 months | 356 months |
| Weighted Average Seasoning | 6 months | 4 months | 20 months |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| Maturity Date | | Mar 1 2014 | Feb 1 2035 |
| Maximum Zip Code Concentration | 0.28% | 91342 (Sylmar, CA) | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Full Documentation | 60.43% |
| | | Simple Documentation | 0.01% |
| 30/15 Fixed Balloon | 74.95% | Stated Documentation | 39.56% |
| 30/20 Fixed Balloon | 0.07% | | |
| Fixed Rate 10 Yr | 0.09% | Cash Out Refinance | 20.29% |
| Fixed Rate 15 Yr | 5.63% | Purchase | 73.80% |
| Fixed Rate 20 Yr | 16.91% | Rate/Term Refinance | 5.91% |
| Fixed Rate 30 Yr | 2.35% | | |
| | | Condominium | 8.24% |
| Not Interest Only | 100.00% | Planned Unit Development | 19.61% |
| | | Single Family | 69.55% |
| Prepay Penalty: 0 months | 49.61% | Two-to-Four Family | 2.59% |
| Prepay Penalty: 12 months | 2.64% | | |
| Prepay Penalty: 13 months | 0.05% | Investor | 0.02% |
| Prepay Penalty: 24 months | 6.69% | Primary | 99.97% |
| Prepay Penalty: 36 months | 38.55% | Second Home | 0.01% |
| Prepay Penalty: 48 months | 0.03% | | |
| Prepay Penalty: 60 months | 2.44% | Top 5 States: | |
| | | California | 31.68% |
| Second Lien | 100.00% | Florida | 6.14% |
| | | Texas | 6.06% |
| | | Colorado | 5.33% |
| | | Illinois | 3.52% |

# Soundview 2005-A (Second Lien Deal)

## COUNTRYWIDE

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 5,771 | 176,591,236.11 | 49.14% | 10.555 | 191 | 98.43 | 636 |
| 50,000.01 - 100,000.00 | 2,359 | 161,067,185.68 | 44.82% | 10.380 | 185 | 98.44 | 651 |
| 100,000.01 - 150,000.00 | 185 | 21,030,188.91 | 5.85% | 10.037 | 187 | 98.63 | 660 |
| 150,000.01 - 200,000.00 | 3 | 462,707.30 | 0.13% | 9.788 | 173 | 93.06 | 645 |
| 200,000.01 - 250,000.00 | 1 | 201,298.01 | 0.06% | 10.925 | 164 | 50.42 | 626 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 1 | 32,394.99 | 0.01% | 5.875 | 172 | 90.00 | 705 |
| 6.000 - 6.499 | 13 | 697,903.16 | 0.19% | 6.087 | 197 | 88.32 | 650 |
| 6.500 - 6.999 | 20 | 902,725.30 | 0.25% | 6.662 | 191 | 94.69 | 681 |
| 7.000 - 7.499 | 53 | 2,383,552.27 | 0.66% | 7.150 | 190 | 96.00 | 670 |
| 7.500 - 7.999 | 75 | 3,835,653.59 | 1.07% | 7.716 | 192 | 97.00 | 659 |
| 8.000 - 8.499 | 136 | 6,934,284.15 | 1.93% | 8.104 | 198 | 96.62 | 647 |
| 8.500 - 8.999 | 305 | 14,736,376.64 | 4.10% | 8.762 | 191 | 97.97 | 671 |
| 9.000 - 9.499 | 414 | 20,021,474.90 | 5.57% | 9.197 | 192 | 97.63 | 662 |
| 9.500 - 9.999 | 1,834 | 73,014,894.71 | 20.32% | 9.794 | 199 | 98.83 | 658 |
| 10.000 -10.499 | 1,044 | 49,250,253.37 | 13.71% | 10.231 | 184 | 98.08 | 655 |
| 10.500 -10.999 | 1,735 | 80,093,764.56 | 22.29% | 10.762 | 182 | 98.80 | 644 |
| 11.000 -11.499 | 1,098 | 47,207,354.83 | 13.14% | 11.194 | 186 | 98.48 | 633 |
| 11.500 -11.999 | 862 | 35,015,122.72 | 9.74% | 11.651 | 180 | 98.69 | 616 |
| 12.000 -12.499 | 516 | 18,373,568.75 | 5.11% | 12.054 | 186 | 98.89 | 605 |
| 12.500 -12.999 | 144 | 4,644,279.33 | 1.29% | 12.645 | 184 | 97.68 | 609 |
| 13.000 -13.499 | 49 | 1,631,002.90 | 0.45% | 13.107 | 201 | 94.89 | 610 |
| 13.500 -13.999 | 14 | 451,031.91 | 0.13% | 13.621 | 191 | 96.53 | 617 |
| 14.000 -14.499 | 1 | 17,893.13 | 0.00% | 14.000 | 233 | 100.00 | 621 |
| 14.500 -14.999 | 5 | 109,084.80 | 0.03% | 14.704 | 190 | 99.00 | 599 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 400-499 | 37 | 1,503,281.10 | 0.42% | 10.803 | 173 | 98.95 | 476 |
| 500-524 | 63 | 2,289,530.98 | 0.64% | 10.597 | 180 | 98.78 | 511 |
| 525-549 | 23 | 939,726.57 | 0.26% | 10.637 | 187 | 96.24 | 538 |
| 550-574 | 227 | 7,808,888.96 | 2.17% | 11.076 | 186 | 93.54 | 566 |
| 575-599 | 1,286 | 48,115,257.19 | 13.39% | 11.073 | 191 | 97.45 | 588 |
| 600-624 | 1,560 | 62,931,114.73 | 17.51% | 10.593 | 193 | 97.97 | 612 |
| 625-649 | 1,809 | 80,284,416.58 | 22.34% | 10.473 | 187 | 98.48 | 638 |
| 650-674 | 1,563 | 70,680,778.61 | 19.67% | 10.349 | 188 | 98.92 | 661 |
| 675-699 | 938 | 45,244,864.13 | 12.59% | 10.108 | 186 | 99.10 | 686 |
| 700+ | 812 | 39,524,650.36 | 11.00% | 9.798 | 179 | 99.45 | 729 |
| None | 1 | 30,106.80 | 0.01% | 9.875 | 172 | 100.00 | 0 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 17 | 644,150.20 | 0.18% | 9.725 | 185 | 33.91 | 619 |
| 50.00- 54.99 | 4 | 273,235.93 | 0.08% | 10.743 | 170 | 51.11 | 622 |
| 55.00- 59.99 | 11 | 394,041.85 | 0.11% | 10.438 | 208 | 58.23 | 609 |
| 60.00- 64.99 | 21 | 712,990.51 | 0.20% | 10.711 | 200 | 62.21 | 601 |
| 65.00- 69.99 | 37 | 1,402,627.86 | 0.39% | 10.386 | 201 | 67.83 | 613 |
| 70.00- 74.99 | 40 | 1,807,228.67 | 0.50% | 10.512 | 194 | 72.42 | 607 |
| 75.00- 79.99 | 67 | 3,282,830.61 | 0.91% | 10.189 | 192 | 77.60 | 607 |
| 80.00 | 5 | 196,829.53 | 0.05% | 10.896 | 187 | 80.00 | 615 |
| 80.01- 84.99 | 77 | 3,646,935.85 | 1.01% | 10.121 | 200 | 83.01 | 623 |
| 85.00- 89.99 | 120 | 4,844,433.56 | 1.35% | 10.082 | 190 | 88.36 | 629 |
| 90.00- 94.99 | 239 | 10,343,627.63 | 2.88% | 9.934 | 192 | 92.13 | 637 |
| 95.00- 99.99 | 1,300 | 55,787,064.86 | 15.52% | 10.439 | 186 | 98.24 | 646 |
| 100.00 | 6,381 | 276,016,618.95 | 76.81% | 10.480 | 188 | 100.00 | 646 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 120 | 13 | 324,806.41 | 0.09% | 10.656 | 112 | 84.10 | 616 |
| 180 | 6,400 | 289,546,469.77 | 80.57% | 10.515 | 173 | 98.66 | 647 |
| 240 | 1,730 | 61,020,483.23 | 16.98% | 10.164 | 234 | 97.22 | 632 |
| 360 | 176 | 8,460,856.60 | 2.35% | 10.092 | 355 | 99.24 | 641 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Stated Remaining Term (month | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 61-120 | 13 | 324,806.41 | 0.09% | 10.656 | 112 | 84.10 | 616 |
| 121-180 | 6,400 | 289,546,469.77 | 80.57% | 10.515 | 173 | 98.66 | 647 |
| 181-240 | 1,730 | 61,020,483.23 | 16.98% | 10.164 | 234 | 97.22 | 632 |
| 301-360 | 176 | 8,460,856.60 | 2.35% | 10.092 | 355 | 99.24 | 641 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 627 | 30,497,928.86 | 8.49% | 10.464 | 184 | 99.03 | 650 |
| 20.01 -25.00 | 547 | 25,219,140.70 | 7.02% | 10.485 | 185 | 99.14 | 646 |
| 25.01 -30.00 | 708 | 28,135,921.46 | 7.83% | 10.458 | 186 | 98.26 | 641 |
| 30.01 -35.00 | 778 | 29,248,715.86 | 8.14% | 10.403 | 188 | 98.40 | 642 |
| 35.01 -40.00 | 1,113 | 44,087,168.90 | 12.27% | 10.410 | 185 | 97.88 | 645 |
| 40.01 -45.00 | 1,522 | 65,822,009.14 | 18.32% | 10.441 | 183 | 98.08 | 649 |
| 45.01 -50.00 | 1,615 | 71,579,094.66 | 19.92% | 10.442 | 184 | 98.56 | 645 |
| 50.01 -55.00 | 315 | 14,943,000.65 | 4.16% | 10.429 | 182 | 98.17 | 647 |
| 55.01 -60.00 | 69 | 2,816,709.83 | 0.78% | 10.533 | 187 | 98.74 | 637 |
| 60.01+ | 128 | 5,231,740.28 | 1.46% | 10.777 | 181 | 99.24 | 642 |
| None | 897 | 41,771,185.67 | 11.62% | 10.438 | 214 | 98.45 | 632 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 8,319 | 359,352,616.01 | 100.00% | 10.445 | 188 | 98.41 | 644 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 30/15 Fixed Balloon | 5,790 | 269,319,970.08 | 74.95% | 10.533 | 173 | 98.87 | 648 |
| 30/20 Fixed Balloon | 5 | 260,599.63 | 0.07% | 10.038 | 234 | 90.73 | 633 |
| Fixed Rate 10 Yr | 13 | 324,806.41 | 0.09% | 10.656 | 112 | 84.10 | 616 |
| Fixed Rate 15 Yr | 610 | 20,226,499.69 | 5.63% | 10.271 | 173 | 95.86 | 634 |
| Fixed Rate 20 Yr | 1,725 | 60,759,883.60 | 16.91% | 10.164 | 234 | 97.25 | 632 |
| Fixed Rate 30 Yr | 176 | 8,460,856.60 | 2.35% | 10.092 | 355 | 99.24 | 641 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 8,319 | 359,352,616.01 | 100.00% | 10.445 | 188 | 98.41 | 644 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Prepayment Penalty Original Te | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 4,495 | 178,269,859.33 | 49.61% | 10.497 | 194 | 98.35 | 640 |
| Prepay Penalty: 12 months | 158 | 9,490,587.57 | 2.64% | 10.703 | 180 | 97.54 | 652 |
| Prepay Penalty: 13 months | 3 | 163,953.66 | 0.05% | 10.002 | 173 | 99.96 | 707 |
| Prepay Penalty: 24 months | 472 | 24,024,951.86 | 6.69% | 10.293 | 209 | 99.02 | 654 |
| Prepay Penalty: 36 months | 2,981 | 138,531,909.86 | 38.55% | 10.395 | 177 | 98.77 | 648 |
| Prepay Penalty: 48 months | 3 | 95,729.76 | 0.03% | 10.976 | 170 | 97.25 | 633 |
| Prepay Penalty: 60 months | 207 | 8,775,623.97 | 2.44% | 10.334 | 189 | 93.40 | 626 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 8,319 | 359,352,616.01 | 100.00% | 10.445 | 188 | 98.41 | 644 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 5,281 | 217,144,248.74 | 60.43% | 10.361 | 191 | 97.81 | 625 |
| Simple Documentation | 1 | 45,750.66 | 0.01% | 9.875 | 235 | 90.00 | 633 |
| Stated Documentation | 3,037 | 142,162,616.61 | 39.56% | 10.574 | 184 | 99.34 | 673 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 1,710 | 72,896,951.40 | 20.29% | 10.343 | 192 | 95.06 | 632 |
| Purchase | 6,137 | 265,211,868.54 | 73.80% | 10.472 | 187 | 99.57 | 648 |
| Rate/Term Refinance | 472 | 21,243,796.07 | 5.91% | 10.466 | 189 | 95.50 | 634 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 668 | 29,621,842.09 | 8.24% | 10.471 | 183 | 98.80 | 651 |
| Planned Unit Development | 1,587 | 70,477,628.53 | 19.61% | 10.465 | 188 | 98.75 | 640 |
| Single Family | 5,900 | 249,928,109.12 | 69.55% | 10.438 | 189 | 98.26 | 643 |
| Two-to-Four Family | 164 | 9,325,036.27 | 2.59% | 10.409 | 180 | 98.86 | 673 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 1 | 73,689.39 | 0.02% | 7.875 | 174 | 95.00 | 694 |
| Primary | 8,317 | 359,254,441.97 | 99.97% | 10.446 | 188 | 98.42 | 644 |
| Second Home | 1 | 24,484.65 | 0.01% | 9.750 | 175 | 95.00 | 607 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 59 | 1,674,111.44 | 0.47% | 10.344 | 181 | 99.75 | 631 |
| Arizona | 356 | 11,828,402.44 | 3.29% | 10.468 | 184 | 99.31 | 640 |
| California | 1,755 | 113,837,012.25 | 31.68% | 10.265 | 182 | 98.23 | 655 |
| Colorado | 443 | 19,159,580.26 | 5.33% | 10.467 | 190 | 99.18 | 640 |
| Connecticut | 89 | 3,623,948.16 | 1.01% | 10.588 | 200 | 96.56 | 635 |
| Delaware | 10 | 364,435.93 | 0.10% | 10.848 | 203 | 99.55 | 646 |
| District of Columbia | 10 | 646,775.06 | 0.18% | 11.069 | 175 | 99.99 | 650 |
| Florida | 588 | 22,058,732.21 | 6.14% | 10.583 | 181 | 97.91 | 642 |
| Georgia | 348 | 12,401,177.91 | 3.45% | 10.813 | 184 | 99.09 | 635 |
| Hawaii | 33 | 2,095,929.68 | 0.58% | 10.362 | 175 | 98.89 | 665 |
| Idaho | 81 | 2,618,384.63 | 0.73% | 10.155 | 185 | 98.59 | 627 |
| Illinois | 317 | 12,652,309.97 | 3.52% | 10.285 | 188 | 98.72 | 641 |
| Indiana | 97 | 2,552,785.10 | 0.71% | 10.929 | 190 | 99.47 | 629 |
| Iowa | 18 | 491,506.77 | 0.14% | 10.952 | 191 | 99.88 | 624 |
| Kansas | 8 | 209,857.02 | 0.06% | 11.767 | 188 | 99.75 | 635 |
| Kentucky | 67 | 1,892,247.26 | 0.53% | 10.585 | 184 | 98.90 | 626 |
| Louisiana | 58 | 1,740,809.24 | 0.48% | 11.165 | 190 | 98.77 | 635 |
| Maine | 12 | 441,257.06 | 0.12% | 10.279 | 233 | 99.51 | 681 |
| Maryland | 173 | 8,472,541.15 | 2.36% | 10.897 | 179 | 97.41 | 643 |
| Massachusetts | 156 | 8,235,794.91 | 2.29% | 10.082 | 230 | 96.15 | 638 |
| Michigan | 234 | 7,245,283.72 | 2.02% | 10.990 | 189 | 99.12 | 631 |
| Minnesota | 123 | 5,010,611.73 | 1.39% | 10.966 | 184 | 98.95 | 640 |
| Mississippi | 104 | 2,893,988.26 | 0.81% | 10.326 | 186 | 99.24 | 631 |
| Missouri | 126 | 3,576,546.92 | 1.00% | 10.923 | 178 | 98.85 | 628 |
| Montana | 15 | 529,943.54 | 0.15% | 10.496 | 181 | 96.92 | 642 |
| Nebraska | 24 | 694,512.66 | 0.19% | 10.782 | 176 | 99.92 | 622 |
| Nevada | 222 | 10,955,301.46 | 3.05% | 10.462 | 175 | 98.90 | 654 |
| New Hampshire | 81 | 3,370,555.56 | 0.94% | 10.267 | 202 | 97.87 | 639 |
| New Jersey | 87 | 4,620,092.20 | 1.29% | 11.032 | 189 | 97.03 | 650 |
| New Mexico | 38 | 1,129,149.12 | 0.31% | 10.750 | 182 | 99.42 | 642 |
| New York | 158 | 9,104,709.45 | 2.53% | 10.790 | 196 | 97.03 | 650 |
| North Carolina | 121 | 3,490,706.33 | 0.97% | 10.854 | 181 | 99.03 | 620 |
| North Dakota | 19 | 546,942.36 | 0.15% | 11.306 | 179 | 99.49 | 627 |
| Ohio | 188 | 5,547,671.02 | 1.54% | 10.754 | 184 | 99.30 | 630 |
| Oklahoma | 49 | 1,139,512.95 | 0.32% | 10.941 | 197 | 99.18 | 632 |
| Oregon | 180 | 6,988,728.91 | 1.94% | 10.196 | 189 | 98.64 | 642 |
| Pennsylvania | 94 | 3,368,749.68 | 0.94% | 11.326 | 195 | 97.79 | 633 |
| Rhode Island | 22 | 925,934.66 | 0.26% | 10.628 | 211 | 91.31 | 633 |
| South Carolina | 41 | 1,266,769.46 | 0.35% | 10.986 | 198 | 98.18 | 621 |
| South Dakota | 12 | 263,937.27 | 0.07% | 11.215 | 174 | 99.99 | 621 |
| Tennessee | 128 | 3,886,201.03 | 1.08% | 9.567 | 175 | 98.77 | 631 |
| Texas | 789 | 21,779,891.31 | 6.06% | 9.856 | 225 | 99.77 | 638 |
| Utah | 174 | 6,235,993.81 | 1.74% | 10.648 | 174 | 99.60 | 640 |
| Vermont | 6 | 200,631.16 | 0.06% | 11.122 | 180 | 93.98 | 648 |
| Virginia | 231 | 12,448,173.34 | 3.46% | 10.727 | 183 | 96.34 | 645 |
| Washington | 292 | 12,457,320.04 | 3.47% | 10.540 | 191 | 98.91 | 634 |
| West Virginia | 3 | 146,686.44 | 0.04% | 10.987 | 194 | 86.27 | 647 |
| Wisconsin | 65 | 2,078,816.49 | 0.58% | 10.263 | 190 | 99.28 | 651 |
| Wyoming | 15 | 451,656.68 | 0.13% | 11.060 | 178 | 99.62 | 629 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| COUNTRYWIDE | 8,319 | 359,352,616.01 | 100.00% | 10.445 | 188 | 98.41 | 644 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| COUNTRYWIDE | 8,319 | 359,352,616.01 | 100.00% | 10.445 | 188 | 98.41 | 644 |
| **Total** | **8,319** | **359,352,616.01** | **100.00%** | **10.445** | **188** | **98.41** | **644** |

## Soundview 2005-A (Second Lien Deal)
## AAMES

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $122,984,404 | $7,594 | $129,237 |
| Average Scheduled Principal Balance | $42,762 | | |
| Number of Mortgage Loans | 2,876 | | |
| Weighted Average Gross Coupon | 10.446% | 7.980% | 14.010% |
| Weighted Average FICO Score | 642 | 516 | 803 |
| Weighted Average Combined Original LTV | 99.32% | 29.92% | 100.00% |
| Weighted Average Original Term | 215 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 208 months | 167 months | 355 months |
| Weighted Average Seasoning | 6 months | 4 months | 13 months |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| Maturity Date | | May 1 2019 | Jan 1 2035 |
| Maximum Zip Code Concentration | 0.48% | 92704 (Diamond, CA) | |

| | | | |
|---|---|---|---|
| Fixed Rate | 100.00% | Cash Out Refinance | 7.90% |
| | | Purchase | 72.83% |
| 20/15 Fixed Balloon | 0.39% | Rate/Term Refinance | 19.27% |
| 30/15 Fixed Balloon | 53.98% | | |
| Fixed Rate 15 Yr | 0.87% | Condominium | 6.15% |
| Fixed Rate 20 Yr | 38.34% | Single Family | 87.52% |
| Fixed Rate 30 Yr | 6.42% | Two-to-Four Family | 6.33% |
| Not Interest Only | 100.00% | Investor | 0.04% |
| | | Primary | 99.96% |
| Prepay Penalty: 0 months | 33.27% | | |
| Prepay Penalty: 12 months | 5.79% | Top 5 States: | |
| Prepay Penalty: 24 months | 26.73% | California | 26.39% |
| Prepay Penalty: 36 months | 34.21% | Florida | 20.69% |
| | | Texas | 7.84% |
| Second Lien | 100.00% | Washington | 5.67% |
| | | New York | 5.37% |
| Alternative Documentation | 44.46% | | |
| Full Documentation | 7.78% | | |
| No Documentation | 3.38% | | |
| Stated Documentation | 44.37% | | |

## Soundview 2005-A (Second Lien Deal)

### AAMES

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 2,045 | 64,395,586.16 | 52.36% | 10.491 | 209 | 99.40 | 636 |
| 50,000.01 - 100,000.00 | 792 | 54,284,352.40 | 44.14% | 10.419 | 208 | 99.26 | 648 |
| 100,000.01 - 150,000.00 | 39 | 4,304,465.22 | 3.50% | 10.107 | 204 | 98.71 | 655 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 7.500 - 7.999 | 15 | 524,654.34 | 0.43% | 7.989 | 193 | 98.34 | 667 |
| 8.000 - 8.499 | 6 | 208,784.35 | 0.17% | 8.217 | 196 | 93.81 | 615 |
| 8.500 - 8.999 | 97 | 3,829,910.33 | 3.11% | 8.832 | 193 | 98.28 | 651 |
| 9.000 - 9.499 | 252 | 11,937,781.20 | 9.71% | 9.222 | 204 | 98.83 | 672 |
| 9.500 - 9.999 | 523 | 23,264,185.75 | 18.92% | 9.735 | 200 | 99.52 | 644 |
| 10.000 -10.499 | 248 | 11,582,925.92 | 9.42% | 10.204 | 202 | 98.93 | 650 |
| 10.500 -10.999 | 950 | 39,969,090.94 | 32.50% | 10.733 | 213 | 99.37 | 636 |
| 11.000 -11.499 | 333 | 13,895,171.48 | 11.30% | 11.160 | 212 | 99.58 | 639 |
| 11.500 -11.999 | 432 | 17,065,776.57 | 13.88% | 11.560 | 217 | 99.61 | 629 |
| 12.000 -12.499 | 7 | 291,434.48 | 0.24% | 12.109 | 180 | 98.91 | 606 |
| 12.500 -12.999 | 10 | 321,664.16 | 0.26% | 12.571 | 202 | 99.98 | 612 |
| 13.000 -13.499 | 2 | 40,474.65 | 0.03% | 13.108 | 207 | 100.00 | 591 |
| 14.000 -14.499 | 1 | 52,549.61 | 0.04% | 14.010 | 233 | 100.00 | 713 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 2 | 67,467.24 | 0.05% | 10.581 | 174 | 98.27 | 517 |
| 525-549 | 1 | 65,918.78 | 0.05% | 11.740 | 175 | 97.60 | 526 |
| 550-574 | 13 | 525,423.25 | 0.43% | 10.898 | 211 | 100.00 | 564 |
| 575-599 | 418 | 15,105,875.07 | 12.28% | 10.656 | 208 | 99.28 | 589 |
| 600-624 | 629 | 24,883,164.28 | 20.23% | 10.567 | 208 | 99.04 | 614 |
| 625-649 | 935 | 40,191,623.02 | 32.68% | 10.625 | 210 | 99.51 | 636 |
| 650-674 | 432 | 20,303,492.30 | 16.51% | 10.101 | 203 | 99.33 | 661 |
| 675-699 | 234 | 11,143,369.47 | 9.06% | 10.084 | 208 | 99.39 | 686 |
| 700+ | 212 | 10,698,070.37 | 8.70% | 10.194 | 213 | 99.16 | 729 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 5 | 221,713.21 | 0.18% | 10.642 | 221 | 37.18 | 665 |
| 75.00- 79.99 | 1 | 102,455.24 | 0.08% | 9.000 | 174 | 78.43 | 603 |
| 80.01- 84.99 | 5 | 237,958.99 | 0.19% | 10.227 | 181 | 84.58 | 621 |
| 85.00- 89.99 | 21 | 1,171,833.45 | 0.95% | 10.013 | 209 | 87.43 | 630 |
| 90.00- 94.99 | 63 | 2,806,016.89 | 2.28% | 10.073 | 188 | 91.32 | 638 |
| 95.00- 99.99 | 171 | 7,849,218.64 | 6.38% | 10.237 | 203 | 96.78 | 639 |
| 100.00 | 2,610 | 110,595,207.36 | 89.93% | 10.476 | 209 | 100.00 | 643 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 1,598 | 67,936,561.21 | 55.24% | 10.344 | 174 | 99.19 | 641 |
| 240 | 1,079 | 47,157,869.50 | 38.34% | 10.556 | 234 | 99.45 | 644 |
| 360 | 199 | 7,889,973.07 | 6.42% | 10.667 | 354 | 99.59 | 639 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 1,598 | 67,936,561.21 | 55.24% | 10.344 | 174 | 99.19 | 641 |
| 181-240 | 1,079 | 47,157,869.50 | 38.34% | 10.556 | 234 | 99.45 | 644 |
| 301-360 | 199 | 7,889,973.07 | 6.42% | 10.667 | 354 | 99.59 | 639 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 34 | 1,302,399.05 | 1.06% | 10.110 | 204 | 98.85 | 639 |
| 20.01 -25.00 | 73 | 2,452,998.92 | 1.99% | 10.492 | 214 | 98.18 | 641 |
| 25.01 -30.00 | 148 | 5,080,937.09 | 4.13% | 10.353 | 198 | 99.55 | 642 |
| 30.01 -35.00 | 228 | 8,407,198.76 | 6.84% | 10.273 | 210 | 99.22 | 643 |
| 35.01 -40.00 | 461 | 18,556,460.90 | 15.09% | 10.439 | 208 | 99.28 | 644 |
| 40.01 -45.00 | 826 | 36,513,920.12 | 29.69% | 10.405 | 211 | 99.18 | 642 |
| 45.01 -50.00 | 1,098 | 50,326,515.59 | 40.92% | 10.525 | 207 | 99.49 | 641 |
| 50.01 -55.00 | 8 | 343,973.35 | 0.28% | 10.060 | 202 | 98.69 | 652 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 2,876 | 122,984,403.78 | 100.00% | 10.446 | 208 | 99.32 | 642 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 20/15 Fixed Balloon | 9 | 485,236.67 | 0.39% | 10.648 | 174 | 98.80 | 649 |
| 30/15 Fixed Balloon | 1,553 | 66,384,822.78 | 53.98% | 10.344 | 174 | 99.19 | 641 |
| Fixed Rate 15 Yr | 36 | 1,066,501.76 | 0.87% | 10.219 | 174 | 99.54 | 629 |
| Fixed Rate 20 Yr | 1,079 | 47,157,869.50 | 38.34% | 10.556 | 234 | 99.45 | 644 |
| Fixed Rate 30 Yr | 199 | 7,889,973.07 | 6.42% | 10.667 | 354 | 99.59 | 639 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 2,876 | 122,984,403.78 | 100.00% | 10.446 | 208 | 99.32 | 642 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 1,082 | 40,911,261.47 | 33.27% | 10.635 | 203 | 99.32 | 639 |
| Prepay Penalty: 12 months | 121 | 7,122,148.62 | 5.79% | 10.828 | 219 | 98.76 | 645 |
| Prepay Penalty: 24 months | 715 | 32,879,630.97 | 26.73% | 10.391 | 212 | 99.64 | 644 |
| Prepay Penalty: 36 months | 958 | 42,071,362.72 | 34.21% | 10.240 | 209 | 99.15 | 644 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 2,876 | 122,984,403.78 | 100.00% | 10.446 | 208 | 99.32 | 642 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alternative Documentation | 1,326 | 54,682,975.53 | 44.46% | 10.097 | 206 | 99.17 | 630 |
| Full Documentation | 238 | 9,571,096.15 | 7.78% | 10.034 | 205 | 99.07 | 630 |
| No Documentation | 104 | 4,156,490.85 | 3.38% | 10.572 | 200 | 99.84 | 648 |
| Stated Documentation | 1,208 | 54,573,841.25 | 44.37% | 10.857 | 212 | 99.46 | 656 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 200 | 9,720,825.77 | 7.90% | 10.211 | 195 | 98.10 | 635 |
| Purchase | 2,091 | 89,567,098.11 | 72.83% | 10.561 | 211 | 99.76 | 645 |
| Rate/Term Refinance | 585 | 23,696,479.90 | 19.27% | 10.107 | 202 | 98.12 | 635 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 201 | 7,564,389.61 | 6.15% | 10.365 | 213 | 99.41 | 640 |
| Single Family | 2,543 | 107,638,152.28 | 87.52% | 10.429 | 207 | 99.34 | 641 |
| Two-to-Four Family | 132 | 7,781,861.89 | 6.33% | 10.763 | 225 | 98.82 | 654 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 1 | 47,234.56 | 0.04% | 9.750 | 232 | 100.00 | 648 |
| Primary | 2,875 | 122,937,169.22 | 99.96% | 10.446 | 208 | 99.32 | 642 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 90 | 3,016,360.29 | 2.45% | 9.996 | 213 | 99.16 | 639 |
| California | 490 | 32,461,011.30 | 26.39% | 10.227 | 204 | 99.21 | 652 |
| Colorado | 40 | 1,532,021.53 | 1.25% | 9.813 | 187 | 98.83 | 628 |
| Connecticut | 43 | 1,692,967.12 | 1.38% | 10.644 | 243 | 97.00 | 631 |
| Delaware | 1 | 24,544.56 | 0.02% | 9.990 | 174 | 100.00 | 624 |
| Florida | 637 | 25,442,870.75 | 20.69% | 10.440 | 215 | 99.60 | 642 |
| Georgia | 100 | 3,664,859.31 | 2.98% | 10.658 | 215 | 99.72 | 632 |
| Hawaii | 4 | 339,078.70 | 0.28% | 9.620 | 174 | 100.00 | 659 |
| Idaho | 3 | 78,982.34 | 0.06% | 9.949 | 194 | 100.00 | 609 |
| Illinois | 34 | 1,321,165.40 | 1.07% | 10.789 | 211 | 100.00 | 636 |
| Indiana | 21 | 576,253.76 | 0.47% | 10.343 | 209 | 98.93 | 632 |
| Iowa | 10 | 224,809.23 | 0.18% | 9.810 | 187 | 99.61 | 644 |
| Kansas | 10 | 359,362.27 | 0.29% | 10.731 | 206 | 100.00 | 641 |
| Kentucky | 15 | 401,614.87 | 0.33% | 10.886 | 244 | 99.35 | 607 |
| Louisiana | 15 | 422,052.06 | 0.34% | 10.913 | 227 | 100.00 | 623 |
| Maine | 1 | 18,387.39 | 0.01% | 10.740 | 234 | 100.00 | 581 |
| Maryland | 45 | 2,128,920.33 | 1.73% | 10.460 | 233 | 98.03 | 646 |
| Massachusetts | 45 | 2,330,984.16 | 1.90% | 10.827 | 229 | 97.70 | 645 |
| Michigan | 47 | 1,420,984.68 | 1.16% | 10.215 | 208 | 99.53 | 635 |
| Minnesota | 74 | 2,984,675.25 | 2.43% | 10.225 | 193 | 99.34 | 640 |
| Mississippi | 6 | 196,931.57 | 0.16% | 10.728 | 222 | 100.00 | 599 |
| Missouri | 38 | 1,001,936.28 | 0.81% | 10.494 | 194 | 99.81 | 628 |
| Montana | 2 | 59,943.85 | 0.05% | 10.790 | 234 | 100.00 | 615 |
| Nebraska | 1 | 30,946.00 | 0.03% | 10.990 | 174 | 100.00 | 585 |
| Nevada | 45 | 1,915,715.51 | 1.56% | 10.024 | 182 | 98.90 | 643 |
| New Hampshire | 5 | 196,901.01 | 0.16% | 11.315 | 254 | 100.00 | 643 |
| New Jersey | 52 | 2,909,491.65 | 2.37% | 10.818 | 239 | 99.59 | 662 |
| New York | 109 | 6,605,373.58 | 5.37% | 10.901 | 218 | 97.79 | 646 |
| North Carolina | 22 | 704,189.11 | 0.57% | 10.648 | 220 | 99.71 | 626 |
| Ohio | 99 | 2,753,943.99 | 2.24% | 10.444 | 230 | 99.35 | 629 |
| Oklahoma | 29 | 687,502.38 | 0.56% | 10.568 | 199 | 99.84 | 635 |
| Oregon | 61 | 2,209,279.34 | 1.80% | 10.550 | 188 | 99.89 | 640 |
| Pennsylvania | 30 | 834,168.76 | 0.68% | 10.698 | 234 | 99.89 | 627 |
| Rhode Island | 20 | 973,292.88 | 0.79% | 10.417 | 241 | 99.85 | 635 |
| South Carolina | 17 | 556,741.22 | 0.45% | 11.290 | 239 | 99.99 | 632 |
| South Dakota | 2 | 48,746.75 | 0.04% | 11.185 | 232 | 100.00 | 648 |
| Tennessee | 34 | 938,183.43 | 0.76% | 8.724 | 228 | 99.57 | 637 |
| Texas | 328 | 9,646,140.13 | 7.84% | 10.861 | 188 | 99.92 | 633 |
| Utah | 16 | 458,902.87 | 0.37% | 10.711 | 191 | 98.57 | 626 |
| Virginia | 51 | 2,130,201.16 | 1.73% | 10.793 | 222 | 99.33 | 637 |
| Washington | 162 | 6,974,457.05 | 5.67% | 10.466 | 183 | 99.85 | 636 |
| Wisconsin | 21 | 684,552.69 | 0.56% | 10.494 | 206 | 100.00 | 635 |
| Wyoming | 1 | 24,957.27 | 0.02% | 9.500 | 235 | 100.00 | 594 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| **Total** | **0** | **0.00** | **100.00%** | **0.000** | **0** | **0.00** | **0** |

| Originator | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| AAMES | 2,876 | 122,984,403.78 | 100.00% | 10.446 | 208 | 99.32 | 642 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

| Servicer | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| GMAC | 2,876 | 122,984,403.78 | 100.00% | 10.446 | 208 | 99.32 | 642 |
| **Total** | **2,876** | **122,984,403.78** | **100.00%** | **10.446** | **208** | **99.32** | **642** |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# z_svhe05a_mkt - Price/Yield - M7

| | |
|---|---|
| Delay | 0 |
| Dated | 6/23/2005 |
| First Payment | 7/25/2005 |

| Price | Flat | Flat | Flat | Forward + 200 | Forward + 200 | Forward + 200 |
|---|---|---|---|---|---|---|
| **100** | | | | | | |
| WAL | 9.33 | 6.91 | 5.34 | 9.95 | 7.31 | 5.56 |
| Principal Writedown | 0.67% | 0.04% | 0.47% | 0.37% | 0.63% | 0.43% |
| Total Collat Loss (Collat Maturity) | 27.27% | 24.35% | 22.49% | 21.23% | 19.70% | 18.67% |
| Default | 12.52 CDR | 14.68 CDR | 17.12 CDR | 9.18 CDR | 11.41 CDR | 13.82 CDR |
| Prepay | 75 PPC | 100 PPC | 125 PPC | 75 PPC | 100 PPC | 125 PPC |
| | | | | | | |
| Loss Severity | 100% | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# z_svhe05a_mkt - Price/Yield - M7

| | |
|---|---|
| Delay | 0 |
| Dated | 6/23/2005 |
| First Payment | 7/25/2005 |

| Price | Flat | Flat | Flat | Forward + 200 | Forward + 200 | Forward + 200 |
|---|---|---|---|---|---|---|
| 100 | | | | | | |
| WAL | 9.50 | 7.08 | 5.41 | 10.20 | 7.47 | 5.66 |
| Principal Writedown | 4.60% | 3.77% | 2.50% | 6.19% | 4.52% | 3.06% |
| Total Collat Loss (Collat Maturity) | 27.35% | 24.43% | 22.54% | 21.36% | 19.79% | 18.73% |
| Default | 12.57 CDR | 14.74 CDR | 17.16 CDR | 9.25 CDR | 11.47 CDR | 13.87 CDR |
| Prepay | 75 PPC | 100 PPC | 125 PPC | 75 PPC | 100 PPC | 125 PPC |
| | | | | | | |
| Loss Severity | 100% | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

M4

NO PREAY STRESS

| Fwd LIBOR/Swap Shift | Min 0 -200 bp | bp | 200 bp |
|---|---|---|---|
| Prepay | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 29.17 | 28.36 | 25.97 |
| **CDR - Yield Break** | 71.70 | 68.20 | 58.37 |
| **% Cum Loss 1st $ Principal Loss** | 29.16 | 28.35 | 25.96 |
| **CDR - 1st $ Principal Loss** | 71.66 | 68.15 | 58.31 |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 30.14 | 28.97 | 26.28 |
| **CDR - Yield Break** | 51.40 | 48.13 | 41.16 |
| **% Cum Loss 1st $ Principal Loss** | 30.12 | 28.95 | 26.25 |
| **CDR - 1st $ Principal Loss** | 51.36 | 48.08 | 41.1 |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 30.78 | 29.36 | 26.49 |
| **CDR - Yield Break** | 39.63 | 36.87 | 31.64 |
| **% Cum Loss 1st $ Principal Loss** | 30.76 | 29.34 | 26.46 |
| **CDR - 1st $ Principal Loss** | 39.6 | 36.83 | 31.6 |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 24.84 | 22.86 | 20.72 |
| **CDR - Yield Break** | 54.06 | 47.08 | 40.24 |
| **% Cum Loss 1st $ Principal Loss** | 24.83 | 22.85 | 20.70 |
| **CDR - 1st $ Principal Loss** | 54.03 | 47.03 | 40.18 |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 26.43 | 24.2 | 21.8 |
| **CDR - Yield Break** | 41.52 | 36.25 | 31.09 |
| **% Cum Loss 1st $ Principal Loss** | 26.41 | 24.18 | 21.78 |
| **CDR - 1st $ Principal Loss** | 41.48 | 36.21 | 31.04 |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 27.59 | 25.17 | 22.6 |
| **CDR - Yield Break** | 33.6 | 29.41 | 25.31 |
| **% Cum Loss 1st $ Principal Loss** | 27.57 | 25.14 | 22.56 |
| **CDR - 1st $ Principal Loss** | 33.56 | 29.37 | 25.26 |

PREPAY STRESS

| Fwd LIBOR/Swap Shift | Min 0 -200 bp | bp | 200 bp |
|---|---|---|---|
| Prepay | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 27.39 | 28.97 | 28.99 |
| **CDR - Yield Break** | 76.71 | 48.13 | 26.78 |
| **% Cum Loss 1st $ Principal Loss** | 27.38 | 28.95 | 28.94 |
| **CDR - 1st $ Principal Loss** | 76.69 | 48.08 | 26.69 |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 22.77 | 24.2 | 24.49 |
| **CDR - Yield Break** | 64.02 | 36.25 | 19.62 |
| **% Cum Loss 1st $ Principal Loss** | 22.76 | 24.18 | 24.44 |
| **CDR - 1st $ Principal Loss** | 64 | 36.21 | 19.55 |

M5

NO PREAY STRESS

| Fwd LIBOR/Swap Shift | Min 0 -200 bp | bp | 200 bp |
|---|---|---|---|
| Prepay | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 27.14 | 26.19 | 23.68 |
| **CDR - Yield Break** | 63.04 | 59.23 | 49.87 |
| **% Cum Loss 1st $ Principal Loss** | 27.12 | 26.18 | 23.65 |
| **CDR - 1st $ Principal Loss** | 62.98 | 59.17 | 49.79 |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 28 | 26.72 | 23.94 |
| **CDR - Yield Break** | 45.53 | 42.25 | 35.68 |
| **% Cum Loss 1st $ Principal Loss** | 27.98 | 26.69 | 23.91 |
| **CDR - 1st $ Principal Loss** | 45.48 | 42.19 | 35.61 |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 28.58 | 27.07 | 24.12 |
| **CDR - Yield Break** | 35.39 | 32.67 | 27.7 |
| **% Cum Loss 1st $ Principal Loss** | 28.55 | 27.04 | 24.09 |
| **CDR - 1st $ Principal Loss** | 35.35 | 32.62 | 27.65 |
| Loss Severity: 40% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 23.13 | 21.09 | 18.88 |
| **CDR - Yield Break** | 47.97 | 41.36 | 34.91 |
| **% Cum Loss 1st $ Principal Loss** | 23.11 | 21.07 | 18.85 |
| **CDR - 1st $ Principal Loss** | 47.92 | 41.3 | 34.84 |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 24.6 | 22.31 | 19.86 |
| **CDR - Yield Break** | 37.16 | 32.14 | 27.24 |
| **% Cum Loss 1st $ Principal Loss** | 24.57 | 22.28 | 19.83 |
| **CDR - 1st $ Principal Loss** | 37.11 | 32.08 | 27.18 |
| Loss Severity: 60% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 25.68 | 23.2 | 20.57 |
| **CDR - Yield Break** | 30.26 | 26.25 | 22.31 |
| **% Cum Loss 1st $ Principal Loss** | 25.65 | 23.18 | 20.54 |
| **CDR - 1st $ Principal Loss** | 30.22 | 26.21 | 22.27 |

PREPAY STRESS

| Fwd LIBOR/Swap Shift | Min 0 -200 bp | bp | 200 bp |
|---|---|---|---|
| Prepay | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 24.98 | 26.72 | 26.84 |
| **CDR - Yield Break** | 70.22 | 42.25 | 23.1 |
| **% Cum Loss 1st $ Principal Loss** | 24.97 | 26.69 | 26.78 |
| **CDR - 1st $ Principal Loss** | 70.19 | 42.19 | 23.01 |
| Loss Severity: 50% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 20.69 | 22.31 | 22.65 |
| **CDR - Yield Break** | 58.05 | 32.14 | 17.22 |
| **% Cum Loss 1st $ Principal Loss** | 20.68 | 22.28 | 22.59 |
| **CDR - 1st $ Principal Loss** | 58.03 | 32.08 | 17.14 |

M6

NO PREAY STRESS

| Fwd LIBOR/Swap Shift<br>Prepay | Min 0<br>-200 bp<br>1.00x Base Case | bp<br>1.00x Base Case | 200 bp<br>1.00x Base Case |
|---|---|---|---|
| Loss Severity: 40%<br>Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 25.06 | 23.97 | 21.34 |
| **CDR - Yield Break** | 54.89 | 50.91 | 42.14 |
| **% Cum Loss 1st $ Principal Loss** | 25.04 | 23.95 | 21.31 |
| **CDR - 1st $ Principal Loss** | 54.82 | 50.83 | 42.04 |
| Loss Severity: 50%<br>Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 25.82 | 24.43 | 21.56 |
| **CDR - Yield Break** | 40.05 | 36.79 | 30.6 |
| **% Cum Loss 1st $ Principal Loss** | 25.80 | 24.4 | 21.52 |
| **CDR - 1st $ Principal Loss** | 39.99 | 36.72 | 30.52 |
| Loss Severity: 60%<br>Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 26.34 | 24.75 | 21.72 |
| **CDR - Yield Break** | 31.39 | 28.72 | 23.99 |
| **% Cum Loss 1st $ Principal Loss** | 26.31 | 24.71 | 21.67 |
| **CDR - 1st $ Principal Loss** | 31.34 | 28.66 | 23.92 |
| Loss Severity: 40%<br>Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 21.39 | 19.29 | 17.01 |
| **CDR - Yield Break** | 42.3 | 36.05 | 29.98 |
| **% Cum Loss 1st $ Principal Loss** | 21.37 | 19.26 | 16.97 |
| **CDR - 1st $ Principal Loss** | 42.24 | 35.98 | 29.9 |
| Loss Severity: 50%<br>Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 22.73 | 20.39 | 17.88 |
| **CDR - Yield Break** | 33.04 | 28.27 | 23.6 |
| **% Cum Loss 1st $ Principal Loss** | 22.71 | 20.36 | 17.84 |
| **CDR - 1st $ Principal Loss** | 32.99 | 28.2 | 23.53 |
| Loss Severity: 60%<br>Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 23.73 | 21.2 | 18.51 |
| **CDR - Yield Break** | 27.07 | 23.22 | 19.45 |
| **% Cum Loss 1st $ Principal Loss** | 23.69 | 21.16 | 18.47 |
| **CDR - 1st $ Principal Loss** | 27.02 | 23.17 | 19.39 |

PREPAY STRESS

| Fwd LIBOR/Swap Shift<br>Prepay | Min 0<br>-200 bp<br>2.00x Base Case | bp<br>1.00x Base Case | 200 bp<br>0.50x Base Case |
|---|---|---|---|
| Loss Severity: 50%<br>Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 22.54 | 24.43 | 24.62 |
| **CDR - Yield Break** | 63.36 | 36.79 | 19.8 |
| **% Cum Loss 1st $ Principal Loss** | 22.53 | 24.4 | 24.54 |
| **CDR - 1st $ Principal Loss** | 63.33 | 36.72 | 19.69 |
| Loss Severity: 50%<br>Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 18.6 | 20.39 | 20.75 |
| **CDR - Yield Break** | 51.97 | 28.27 | 14.99 |
| **% Cum Loss 1st $ Principal Loss** | 18.59 | 20.36 | 20.67 |
| **CDR - 1st $ Principal Loss** | 51.94 | 28.2 | 14.9 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Soundview Mortgage Trust 2005-A - Price/Yield - M7

Dated 6/23/2005
First Payment 7/25/2005

| | Flat | Flat | Flat | Forward + 200 | Forward + 200 | Forward + 200 |
|---|---|---|---|---|---|---|
| Yield | 4.898 | 4.945 | 4.88 | 8.244 | 8.102 | 7.993 |
| WAL | 9.33 | 6.91 | 5.34 | 9.95 | 7.31 | 5.56 |
| Principal Writedown | 0.67% | 0.04% | 0.47% | 0.37% | 0.63% | 0.43% |
| Total Collat Loss (Collat Maturity) | 27.27% | 24.35% | 22.49% | 21.23% | 19.70% | 18.67% |
| Default | 12.52 CDR | 14.68 CDR | 17.12 CDR | 9.18 CDR | 11.41 CDR | 13.82 CDR |
| Prepay | 75 PPC | 100 PPC | 125 PPC | 75 PPC | 100 PPC | 125 PPC |
| | | | | | | |
| Loss Severity | 100% | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 |
| Triggers | Failed | Failed | Failed | Failed | Failed | Failed |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

# Soundview Mortgage Trust 2005-A - Price/Yield - M7

Dated 6/23/2005
First Payment 7/25/2005

| | Flat | Flat | Flat | Forward + 200 | Forward + 200 | Forward + 200 |
|---|---|---|---|---|---|---|
| Yield | -0.006 | -0.078 | -0.079 | 0.019 | 0.023 | -0.011 |
| WAL | 9.56 | 7.34 | 5.73 | 9.24 | 7.39 | 5.87 |
| Principal Writedown | 48.10% | 37.42% | 29.20% | 77.30% | 61.04% | 48.05% |
| Total Collat Loss (Collat Maturity) | 28.28% | 25.16% | 23.12% | 22.98% | 21.06% | 19.73% |
| Default | 13.12 CDR | 15.28 CDR | 17.68 CDR | 10.11 CDR | 12.34 CDR | 14.72 CDR |
| Prepay | 75 PPC | 100 PPC | 125 PPC | 75 PPC | 100 PPC | 125 PPC |
| | | | | | | |
| Loss Severity | 100% | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 |
| Triggers | Failed | Failed | Failed | Failed | Failed | Failed |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

(Deal Name & Ratings Here)
**NO PREPAY STRESS**

**M4**

| | | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **Min 0 -200 bp** | **bp** | **200 bp** |
| **Prepay** | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 32.06 | 30.17 | 26.90 |
| **CDR - Yield Break** | 20.73 | 19.17 | 16.59 |
| **% Cum Loss 1st $ Principal Loss** | 32.02 | 30.13 | 29.91 |
| **CDR - 1st $ Principal Loss** | 20.7 | 19.14 | 16.55 |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 29.93 | 27.36 | 24.35 |
| **CDR - Yield Break** | 18.71 | 16.71 | 14.48 |
| **% Cum Loss 1st $ Principal Loss** | 27.34 | 27.34 | 24.29 |
| **CDR - 1st $ Principal Loss** | 18.69 | 16.69 | 14.44 |

**PREPAY STRESS**

| | | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **Min 0 -200 bp** | **bp** | **200 bp** |
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 27.19 | 30.17 | 31.12 |
| **CDR - Yield Break** | 37.79 | 19.17 | 10.10 |
| **% Cum Loss 1st $ Principal Loss** | 27.18 | 30.13 | 31.03 |
| **CDR - 1st $ Principal Loss** | 37.78 | 19.14 | 10.06 |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 24.49 | 27.36 | 28.33 |
| **CDR - Yield Break** | 33.50 | 16.71 | 8.75 |
| **% Cum Loss 1st $ Principal Loss** | 24.48 | 27.34 | 28.23 |
| **CDR - 1st $ Principal Loss** | 33.49 | 16.69 | 8.71 |

(Deal Name & Ratings Here)
**NO PREPAY STRESS**

**M5**

| | Min 0 | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **-200 bp** | **bp** | **200 bp** |
| **Prepay** | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 29.74 | 27.79 | 24.48 |
| **CDR - Yield Break** | 18.82 | 17.28 | 14.78 |
| **% Cum Loss 1st $ Principal Loss** | 29.70 | 27.75 | 24.74 |
| **CDR - 1st $ Principal Loss** | 18.79 | 17.25 | 14.74 |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 27.76 | 25.22 | 22.16 |
| **CDR - Yield Break** | 17.01 | 15.11 | 12.93 |
| **% Cum Loss 1st $ Principal Loss** | 27.72 | 25.18 | 22.10 |
| **CDR - 1st $ Principal Loss** | 16.98 | 15.08 | 12.89 |

**PREPAY STRESS**

| | Min 0 | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **-200 bp** | **bp** | **200 bp** |
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 24.70 | 27.79 | 22.25 |
| **CDR - Yield Break** | 34.17 | 17.28 | 30.29 |
| **% Cum Loss 1st $ Principal Loss** | 24.69 | 27.75 | 28.61 |
| **CDR - 1st $ Principal Loss** | 34.15 | 17.25 | 9.03 |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 22.25 | 25.22 | 26.15 |
| **CDR - Yield Break** | 30.29 | 15.11 | 7.89 |
| **% Cum Loss 1st $ Principal Loss** | 22.24 | 25.18 | 26.05 |
| **CDR - 1st $ Principal Loss** | 30.28 | 15.08 | 7.85 |

**(Deal Name & Ratings Here)**
**NO PREPAY STRESS**

**M6**

| | Min 0 | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **-200 bp** | **bp** | **200 bp** |
| **Prepay** | 1.00x Base Case | 1.00x Base Case | 1.00x Base Case |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 27.38 | 25.38 | 22.02 |
| **CDR - Yield Break** | 16.96 | 15.44 | 13.01 |
| **% Cum Loss 1st $ Principal Loss** | 27.33 | 25.34 | 21.95 |
| **CDR - 1st $ Principal Loss** | 16.92 | 15.41 | 12.96 |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 25.53 | 23.03 | 19.91 |
| **CDR - Yield Break** | 15.34 | 13.54 | 11.40 |
| **% Cum Loss 1st $ Principal Loss** | 25.49 | 22.97 | 19.87 |
| **CDR - 1st $ Principal Loss** | 15.31 | 13.5 | 11.37 |

**PREPAY STRESS**

| | Min 0 | | |
|---|---|---|---|
| **Fwd LIBOR/Swap Shift** | **-200 bp** | **bp** | **200 bp** |
| **Prepay** | 2.00x Base Case | 1.00x Base Case | 0.50x Base Case |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months | | | |
| **% Cum Loss Yield Break** | 22.20 | 25.38 | 26.26 |
| **CDR - Yield Break** | 30.55 | 15.44 | 8.08 |
| **% Cum Loss 1st $ Principal Loss** | 22.18 | 25.34 | 26.14 |
| **CDR - 1st $ Principal Loss** | 30.52 | 15.41 | 8.03 |
| Loss Severity: 100% | | | |
| Recovery Delay: 12 months. NO ADVANCE | | | |
| **% Cum Loss Yield Break** | 19.99 | 23.03 | 23.89 |
| **CDR - Yield Break** | 27.09 | 13.54 | 7.04 |
| **% Cum Loss 1st $ Principal Loss** | 19.99 | 22.97 | 23.78 |
| **CDR - 1st $ Principal Loss** | 27.18 | 13.5 | 7 |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Soundview Mortgage Trust 2005-A - Aladin Request

Settle 6/23/2005
First Payment 7/25/2005

| | M1 | M2 | M3 | M4 | M1 Forward + 200 | M2 Forward + 200 | M3 Forward + 200 | M4 Forward + 200 |
|---|---|---|---|---|---|---|---|---|
| | 9.06 | 9.92 | 11.42 | 12.00 | 9.72 | 100 | 12.18 | 12.75 |
| Principal Writedown | 0.21% | 0.28% | 0.06% | 0.42% | 0.11% | 10.61 | 0.08% | 0.41% |
| Total Collat Group Loss (Collat Maturity) | 42.70% | 39.06% | 36.67% | 34.39% | 38.07% | 0.09% | 31.63% | 29.20% |
| Default | 15.66 CDR | 13.66 CDR | 12.45 CDR | 11.36 CDR | 13.15 CDR | 11.26 CDR | 10.12 CDR | 9.09 CDR |
| Prepay | 50 PPC | 50 PPC | 50 PPC | 50 PPC | 50 PPC | 50 PPC | 50 PPC | 50 PPC |
| Loss Severity | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Servicer Advances | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Liquidation Lag | 6 | 6 | 6 | 6 | 6 | 6 | 6 | 6 |
| Triggers Failed | Failed | Failed | Failed | Failed | Failed | Failed | Failed | Failed |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# z_svhe05a_px - Price/Yield - M5

| | |
|---|---|
| Balance | $15,600,000.00 |
| Coupon | 3.89 |
| Settle | 6/23/2005 |

| **Price** | **M5** |
|---|---|
| | Disc Margin |
| 99-21 | 91.42 |
| 99-21+ | 90.90 |
| 99-22 | 90.38 |
| 99-22+ | 89.86 |
| 99-23 | 89.34 |
| 99-23+ | 88.82 |
| 99-24 | 88.30 |
| 99-24+ | 87.78 |
| 99-25 | 87.26 |
| 99-25+ | 86.74 |
| 99-26 | 86.22 |
| 99-26+ | 85.70 |
| 99-27 | 85.19 |
| 99-27+ | 84.67 |
| 99-28 | 84.15 |
| 99-28+ | 83.63 |
| 99-29 | 83.11 |
| 99-29+ | 82.59 |
| 99-30 | 82.07 |
| 99-30+ | 81.55 |
| 99-31 | 81.04 |
| 99-31+ | 80.52 |
| 100-00 | 80.00 |
| 100-00+ | 79.48 |
| 100-01 | 78.96 |
| 100-01+ | 78.45 |
| 100-02 | 77.93 |
| 100-02+ | 77.41 |
| 100-03 | 76.89 |
| 100-03+ | 76.38 |
| 100-04 | 75.86 |
| 100-04+ | 75.34 |
| 100-05 | 74.82 |
| | |
| WAL | 3.18 |
| Mod Durn 30360 | 2.923 |
| Principal Window Begin | 28 |
| Principal Window End | 54 |
| | |
| LIBOR_1MO | 3.09 |
| Prepay | 100 PPC |
| No Prepays | |
| Lockout and Penalties | Include Penalties |
| Prepay Penalty Haircut | 0 |
| Optional Redemption | Call (Y) |